30

04035937

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Commercial Int'l Bank (Egypt) SAE

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34764 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 8/3/04

ARIS
12-31-03


Strength


$25.00

ANNUAL REPORT 2003

البنك التجاري الدولي (مصر)

Commercial International Bank (Egypt) S.A.E.

www.cibeg.com



Contents

Chairman's Letter

Year 2003 was a record year for our bank in many aspects despite a challenging operating environment. Bottom line peaked to reach EGP 413 million, a record for Egypt's banking industry. Both total assets and loan portfolio were also at record levels of EGP 24.2 billion and EGP 13.3 billion, respectively. Tier II capital was 11.59% marking the continuation of our conservative management approach.

It was only due to hard work and prudent planning that the management team along with CIB's staff was able to enhance the bank's performance:

- A cost-conscious process to redesign our core banking operations by moving to a centralized business delivery method while keeping decentralized touch points with clients at the branch level to maintain the same quality of personal service that our clients are accustomed to.

- Increased investment in our human capital to improve efficiency.

- Efforts to diversify our income base, through agreements with the International Finance Corporation to develop a platform for building CIB's Small and Medium Enterprises (SMEs) financing.

- Development of Risk Management processes at the bank was a major initiative of 2003, aiming at managing three types of risks, credit, market and operational, including:

    - Creation of a new unit for measuring and managing market risks.

    - Selection and adoption of a comprehensive strategy to comply with Basel-II's ten principles of managing operational risks.

    - Streamlining of work processes at the credit risk management area.

- Corporate banking group strategy in 2003 focused on syndicated loans, yielding positive results in fee based income and quality portfolio growth while keeping CIB still as the market leader with the largest number of transactions.

- Increasing CIB product base was another key achievement; the bank made excellent efforts in bringing new products to clients aligned with their special interests and needs, like Heya Club, contractual saving plans offered by Commercial International Life Insurance, and car finance from Contact. Plans for the introduction of new financial lease services through our partially owned subsidiary "CorpLease" were concluded with the launch of the company in Q1 2004.

CIB also took notable steps to increase the bank's share liquidity and visibility in global capital markets. During the first half of 2004 CIB's stock will start trading as a level-I American Depository Receipts (ADR).

Year 2003 also witnessed the launch of a key project for the future of the bank, "CIB 2020", an initiative to look at CIB's vision from within middle management.

Chairman's Letter

CIB's corporate social responsibility was another area of focus by management in 2003 as it has been in previous years. CIB has executed a great effort in facilitating fund raising for social causes that we believe serve the whole community. CIB also continued to provide technical and financial aid to Egyptian educational institutions and conferences whose roles are pivotal to the improvement of the banking and economic culture in our community.

CIB's management objective is to deliver the best shareholders return in the Egyptian market with emphasis on:

- Proper corporate governance
- Provide the best possible service to our customers
- Improve our existing investor relation program
- Focus on our financial goals:
    - Increased diversification in our income mix
    - Strong targets for income growth and market shares
    - Improved quality of assets and efficiency ratios

For this excellent work, I would like to extend my appreciation for the team effort of CIB's staff and management.



Hisham Ezz Al-Arab
Chairman & Managing Director

Financial Highlights

	2003	2002	2001	2000	1999	US$ 2003
COMMON SHARE INFORMATION						
Per share (end of year)						
Earning per Share (EPS) (2)	**2.81**	5.19	5.47	5.24	4.78	**0.47**
Adjusted EPS for the 2003's Stock Dividends	**2.81**	2.59	2.74	2.62	2.39	
Dividends (DPS)	**1.50**	3.00	3.75	3.75	3.5	**0.25**
Adjusted DPS for the 2003 Stock Dividends	**1.50**	1.50	1.88	1.88	1.75	
Book Value (BV/No. of Share)	**16.54**	30.10	28.70	26.95	25.12	**2.69**
Share Price						
High	**49.30**	31.92	41.02	55.04	N/A	**8.00**
Low	**22.00**	25.48	27.35	28.00	N/A	**3.57**
Closing	**22.02**	27.26	27.90	35.39	27.90	**3.58**
Shares outstanding in thousands (as of end of year)	**130,000**	65,000	65,000	65,000	65,000	
Market Capitalization in '000 of EGP, US$ (at end of year)	**2,862,600**	1,771,900	1,813,500	2,300,350	1,813,500	**464,786**
VALUE MEASURES						
Price to Earnings Multiple (P/E)	**7.8**	5.3	5.1	6.8	5.8	
Dividend Yield (based on closing share price)	**6.8%**	11.0%	13.4%	10.6%	12.5%	
Dividend Payout Ratio	**53.4%**	57.8%	68.6%	71.5%	73.3%	
Market Value to Book Value Ratio	**1.33**	0.91	0.97	1.31	1.11	
FINANCIAL RESULTS (thousands)						
Total Revenue	**1,012,045**	930,873	893,196	842,681	688,543	**170,037**
Provision for Credit Losses — Specific	**199,678**	181,420	187,022	75,083	41,830	**33,549**
General	**22,512**	51,139	25,978	20,780	20,019	**3,782**
Total	**222,190**	232,559	213,000	95,863	61,849	**37,331**
Non Interest Expenses (3)	**343,472**	311,344	261,305	248,076	227,388	**57,708**
Net Profits	**412,581**	380,886	401,759	384,994	350,847	**69,319**
FINANCIAL MEASURES						
Efficiency Ratio (Cost to Income Ratio)	**29.25%**	28.74%	24.08%	24.18%	27.16%	**29.25%**
Adjusted Cost to Income Ratio (4)	**33.94%**	33.45%	29.26%	29.44%	33.02%	**33.94%**
Return on Common Equity (2)	**19.14%**	19.63%	22.57%	23.28%	22.72%	**19.14%**
Return on Average Common Equity (2)	**20.14%**	20.47%	23.40%	24.08%	23.45%	**20.14%**
Net Interest Margin	**2.64%**	2.64%	2.49%	2.83%	2.80%	**2.64%**
Revenue Generated Total Assets	**4.19%**	4.71%	4.80%	5.07%	4.59%	**4.19%**
Net Interest Margin on Average Interest Earnings Assets	**3.00%**	3.01%	2.85%	3.23%	3.20%	**3.00%**
Return on Average Assets (2)	**1.66%**	1.76%	2.02%	2.15%	2.20%	**1.66%**
Return on Interest Earning Assets	**1.72%**	1.93%	2.19%	2.34%	2.35%	**1.72%**
Regular Workforce Headcount	**1,760**	1,691	1,677	1,540	1,534	
BALANCE SHEET AND OFF-BALANCE SHEET INFORMATION (thousands)						
Cash Resources and Securities (Non-Governmental)	**8,883,585**	6,219,462	5,264,255	4,616,702	3,649,161	**1,442,382**
Net Loans and Acceptances	**12,505,239**	10,918,717	11,107,164	10,313,006	9,841,678	**2,030,412**
Total Assets	**24,153,453**	19,758,665	18,601,486	16,633,373	15,015,658	**3,921,673**
Deposits	**20,414,684**	15,814,752	13,993,785	11,375,150	10,187,313	**3,314,628**
Common Shareholders Equity	**1,908,168**	1,717,415	1,575,331	1,463,524	1,366,555	**309,819**
Average Assets	**21,956,059**	19,180,076	17,617,430	15,824,516	14,144,017	**3,688,915**
Average Interest Earning Assets	**19,319,729**	16,827,124	15,377,894	13,874,250	12,402,040	**3,245,976**
Average Common Shareholders Equity	**1,812,791**	1,646,373	1,519,427	1,415,039	1,324,353	**304,573**
BALANCE SHEET QUALITY MEASURES						
Common Equity to Risk-weighted Assets	**11.28%**	11.58%	11.09%	11.35%	10.88%	
Risk-weighted Assets (thousands)	**16,916,224**	14,836,695	14,209,423	12,895,052	12,564,966	**2,746,601**
Tier 1 Capital Ratio	**10.27%**	10.62%	10.30%	10.60%	10.20%	
Total Capital Ratio	**11.59%**	11.93%	11.67%	12.03%	11.58%	
Net Impaired Loans after General Allowances (thousands)	**(106.024)**	(73,656)	82,962	2,585	(228,398)	**(17,813)**
Net Impaired Loans to Net Loans and Acceptance	**-0.85%**	-0.67%	0.75%	0.03%	-2.32%	

(1) Represents the translation of Egyptian pound financial information into US$ using the year-end rate of $0.1624 for balance sheet figures and the average rate of $0.1680 for average balance and income Statements items

(2) Return after Brand renumeration & Employee Profit Sharing

(3) Cost include Operating expenses & Cost of Board renumeration & Employee Profit Sharing

(4) Cost include Board renumeration & Employee Profit Sharing



Board of Directors

Executive Members



Mr. Hisham Ezz Al Arab
Chairman &
Managing Director



Mr. Mohamed Ashmawy
Vice Chairman &
Managing Director



Ms. Sahar Sallab
Managing Director

Non-Executive Members

Mr. Mahmoud Helal

Counselor Mahmoud M. Fahmy

Mr. Mohamed Hany Seif El Nasr

Dr. William Mikhail

Corporate Governance, Shareholders Rights & The Audit Committee

Corporate Governance at CIB

CIB believes that its system of best-practice governance is of highest suitability to the local environment. International rating agencies have long advocated that CIB is extremely transparent in the flow of information between management and the shareholders, as the devout proponents of corporate governance would like to advocate. CIB's Annual Report and its quarterly financial statements include more details on operating results than is normally declared.

Shareholders Rights

The bank has an exclusive Investor Relations Department to respond to inquiries from shareholders duly and accurately. This area responds to all inquiries, except those with a trade secret nature, in accordance with the principle of fairness and impartiality, and provides continuous communication between the management and shareholders. The agenda of the shareholders' General Meeting is announced to the participants annually well before the shareholders assembly meeting and the relevant resolutions are declared clearly on our Bank's web site, the media, Cairo & Alexandria Stock Exchanges and London Stock Exchange. CIB applies the "one share, one vote".

The Audit Committee of The Board

CIB was one of the first banks in Egypt to set up an audit committee of the board in compliance with the basic principles of corporate governance in September 1998. The committee is composed of three members who were selected by the board out of the four Non-Executive directors. They are all independent directors with no executive roles.

The audit committee held eight meetings during 2003, some of which were attended by external auditors and other members of senior management. Main issues that the committee discussed were money laundering, information and communication technology issues, classified loans, retail activities, and other banking operations issues.



Business Review

Commercial International Bank, Egypt S.A.E., a leading Egyptian bank, offers a wide range of corporate, investment and retail banking products and financial services to corporate and retail clients.

CIB is Egypt's largest private sector bank with EGP 24.2 billion in assets and EGP 1.9 billion in shareholders equity. The bank ranks third among all Egyptian banks in terms of shareholders equity and holds 4.5% of the total market for loans in Egypt and a 4.7% share of national deposits. As of 31st December 2003 the bank's net loans portfolio stood at EGP 12.5 billion while its total deposits recorded EGP 20.4 billion. CIB is a well-capitalized bank with Tier 1 and Tier 2 capital reaching 10.3% and 11.59% of risk-weighted assets in 2003, respectively. The bank's loan portfolio is of highest quality, with total non-performing loans and criticized contingencies standing at 5.3% of gross loan portfolio. Additionally, loan loss provision covers 113% of the total criticized portfolio.

CIB received a host of international recognitions over the past ten years. Euromoney has elected CIB as Egypt's "Best Bank" for ten straight years. Global Finance magazine awarded CIB the same title for the past six years. CIB is also the country's "Best Forex Services Provider" for the last three years according to Global Finance. Major credit rating agencies have consistently rated CIB at the country's sovereign ceiling; always emphasizing that the bank's rating is only capped by the sovereign rating.

CIB's strategy is focused on services of the following businesses:

- **Corporate Banking Group:**
  With 35% of bottom line it is the bank's largest contributor to profits and employs 146 officers and clerks. The group's main activity is to provide commercial lending, trade finance, structured finance and management of syndicated loans services to the bank's 600+ corporate clients.

- **Retail Banking Group:**
  Retail banking group primarily offers consumer lending, and credit cards for CIB retail and SME clients. Retail Banking contributed 26% of bottom line in 2003 and had a head count of 878 (including staff who operate from branches).

- **Investment Banking:**
  This group offers merchant banking activities to CIB corporate banking clients like M&A advisory and advisory on flotation and privatization. The group's private equity team manages EGP 494 million in proprietary private equity investments. This group's head count amounts to 19 officers and clerks.

- **Correspondent Banking:**
  The group's main function is to manage our relationship with correspondent banks and financial institutions. It is also responsible for sales and marketing of our leading custody services. Head count is 17officers and clerks.

- **Treasury & Dealing Room:**
  This line is composed of two groups: Treasury, is in charge of asset/liability management, interest rate, liquidity risks, CBE reserve requirements, and all related risk management products. The Dealing Room is responsible for providing FX, money markets, capital markets, and commodity markets services to CIB clients. Head count is 42 officers and clerks.

- **Strategic Relations & Finance Program:**
  This group was set up in 1988 primarily to cater to important and strategic client relationships. The group has three main objectives: deposit gathering from special and strategic clients, tailoring special made products to suit the unique needs of these clients, and management of the donor and special finance programs. Headcount is 11 officers and clerks.

In addition to the above-mentioned revenue generating groups, CIB has 16 central functional groups; Central Operations, Financial Control & Management Information Systems, General Administration, Human resources, Legal Affairs, Risk Asset Management, Risk Exposure Management, Credit Administration, Internal Audit, ICT, and Strategic Planning.

Strategic Subsidiaries

CIB provides a portion of its product offerings through four strategic subsidiaries, securities brokerage, provided by Commercial International Brokerage Company, life insurance through Commercial International Life, car loans and leasing through Contact, and financial leasing through CorpLease.

Commercial International Brokerage Company (CIBC)

Established in 1998, CIBC is one of the top three brokers in Egypt in all of its market segments. The company offers a wide range of brokerage services through ten of CIB's branches. In 2003 CIBC executed EGP 9.8 billion worth of securities and generated EGP 16.3 million in annual revenues, while head count reached 77. CIB's direct investment in CIBC reached EGP 10 million in 2003 representing 40% of its Paid-in Capital.

Commercial International Life Insurance (CIL)

Launched in 2000, CIL is an Egyptian joint-stock company offering international value-for-money life insurance products. CIL's strong institutional shareholders grant it a solid financial standing and a broad experience positioning the company as the insurer of repute. Total premium and investment income for 2003 was EGP 218.3 million, compared to EGP 36.4 million in the year before, thus representing a 500% growth over 2002, while head count reached 112. CIB's investment in CIL reached EGP 32 million in 2003, representing 40% of its Paid-in Capital. Legal & General, the leading UK insurer owns another 40% of capital and shares the management of the company.

Contact

Established in 2001, Contact is an independent car financing company. Since the launch of its activities in mid-2002 Contact has quickly established itself as the leading player in the market for both car loans and car insurance. During 2003 the company's active loan portfolio grew at a monthly pace of 17% to reach EGP 87 million, with the company moving into profitability in the second half. As of December 31st, 2003 the company had over 1,200 active clients while total head count reached 49. CIB's investment in Contact reached EGP 20 million in 2003, representing 40% of its capital.

CorpLease

Launched in January 2004, Corporate Leasing Company (Egypt) S.A.E ("CorpLease") is the newest addition to CIB's fast expanding product portfolio. CorpLease is a broad based financial services company providing a full range of leasing products and services to existing CIB corporate clients and also to new clients. CorpLease will offer its customers value added and flexible financing solutions. CIB is the main shareholder but the company also counts two international banks among its shareholders.



Risk Factors & Risk Management

CIB always enjoys comprehensive risk exposure management policies exemplified in the Credit Policy Guide (CPG), Retail Policy Guide (RPG), Investment Policy Guide (IPG) and Treasury Policy Guide (TPG). These policies are frequently revised by management and approved by the Board of Directors. The main aim of these policies is to have guidelines and frameworks to align the bank's business units with its global strategy.

In 2003, CIB realized the need to revolutionize and reengineer its credit approval process while maintaining its tight risk control. Many structural and adjustment projects have been initiated.

- The corporate banking department duties were restructured to have more defined boundaries between marketing and assessment teams.

- A major project was initiated in conjunction with the International Finance Corporation (IFC) and a group of international consultants to upgrade the Bank's Credit Management System. The aim of such an upgrade is to improve the retail/SME lending strategy and to integrate with the already strong corporate lending arm.

In the course of complying with Basel II requirements, a consultant was hired to establish the road map towards the upgrading of CIB's policies and procedures to reach the desired target.

- The credit compliance with Basel II undertakes two main tasks; to operate under sound practices and to have an internal rating system. A gap analysis report based on BIS papers was prepared, pinpointing what needs to be prepared. Moreover, a fully Basel II compliant internal rating system is currently being structured.

- On the other hand, CIB is to comply with the ten main principals for operational risk addressed by the Basel Committee. A gap analysis was prepared, and an independent operational risk management function was established to fill the gaps, develop a framework for operation, a loss data collection and analysis, track operational data by business line, and finally to develop a Management Information System for controlling, monitoring & reporting risks.

- Regarding Market Risk Management, CIB has established an independent Market Risk Control Unit (MRCU) within its Risk Exposure Management Group. The MRCU is comprised of qualified quantitative analysts and, with the assistance of an international consultant, is in the process of achieving the following:

    - Preparation and design of the Market Risk Control System in the first phase, and then production and analysis of daily reports on the output of the bank's risk measurement model, including an evaluation of the relationship between measures of risk exposure and trading limits.

    - Implementing an integrated risk analysis platform that is able to generate the required reports in a timely manner (daily or near time) using the bank's Management Information System and data base structure.

Risk Asset Management Group

The Risk Asset Management Group is responsible for maintaining the bank's exceptionally high asset quality by handling the loans, which have been downgraded to the watchlist or criticized category ratings. The Group carefully analyzes the internal reports on loans and overdrafts of the bank and monitors market conditions of specific sectors of the economy for early warning signs on potential problematic accounts. The Group will determine the optimal recovery prospects that can be achieved in the accounts under management. Pro-active exit strategies for non-performing loans are formulated, through settlement agreements or through more active involvement in the companies for possible turnaround situations. The Bank's prudent risk rating and provisioning policy has enabled the Bank to build-up substantial provisions against possible loan losses, which as the table below demonstrates, are significantly in excess of the CBE requirements.

ITEM	2003	2002	2001
Risk Weighted Assets (000's)	16,916,224	14,836,695	14,209,423
NPLs Ratio	5.3%	3.5%	5.2%
Coverage Ratio	113%	115%	89%

The Group also submits to the Board a list of potential write-offs on an annual basis together with a report setting out the reasons for recommending the write-offs and an opinion of the legal department stating that all remedies have been exhausted. The Group, however, still monitors these written off loans until it is determined and approved by the CWAC that all possible courses of action have been taken and no further recovery is possible.



Information & Communication Technology at CIB

Information & Communication Technology (ICT) department is currently restructuring itself to eventually transform from a cost center to a profit center. ICT department is also preparing for signing a Service Level Agreement (SLA) with its clients (CIB users) to set performance measures in an effort to rise up the quality of services it is providing, positively affecting the performance of all departments interacting with it, and hence improving CIB's overall operations.

The Information Infrastructure of CIB

A state-of-the-art Wide Area Network (WAN) with appropriate bandwidth accommodating the vast amount of information interchanged securely among its branches and units network, in addition to its growing number of Automatic Teller Machines (ATMs), which currently surpasses 180 machines.

An updated recently restructured Local Area Network (LAN) within each of the branches connecting over 1,600 Personal Computers (PCs), and their peripherals, with the respective PCs connected to 20+ servers and mini computers facilitating the various services and products offered by CIB including internet banking and the Interactive Voice Response (IVR) services.

The infrastructure of the updated WAN and LANs are now being utilized in the implementation of the largest geographically spread IP Telephony network in Egypt. This project, when concluded, will eliminate the inter-branch communication costs, and add a vast amount of options to CIB's communication facilities.

The services built around information technology are expanding and upgrading continuously to incorporate modern banking services and facilities that CIB has been and will continue leading the way in offering to its clients.

Enormous projects are currently being implemented to improve the well-established information-based services presented to CIB community, like the newly designed web site facilitating real Internet banking services, expanding the ATM network, and improving their human interface featuring seamless accessibility to desired functions, and the "unmanned" branches opened for servicing CIB clients 24 hours a day, 7 days a week offering almost all services obtained from regular branches in an electronically interactive manner. Modernization endeavors are reflected over all areas internally within the bank, like the huge project aiming to efficiently reengineer all CIB's business processes aiming ultimately to create a paperless environment.


Are you saving enough?

Financial Position

KPMG Hazem Hassan Public Accountants & Consultants	Allied for Accounting & Auditing E&Y Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Commercial International Bank (Egypt)

We have audited the accompanying Balance Sheet of Commercial International Bank – (Egypt) S.A.E as of December 31, 2003 and the related statements of income and cash flow and statement of changes in Equity for the financial year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Egyptian Auditing Standard and in the light of provisions of applicable Egyptian Laws and regulations. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statements presentation. We have obtained the information and explanations which we deemed necessary for our audit. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above together with the notes attached thereto present fairly, in all material respects, the financial position of Commercial International Bank (Egypt) S.A.E. as of December 31, 2003, and the results of its operation and its cash flows for the Financial year then ended, in accordance with Egyptian Accounting Standards in compliance with applicable Egyptian laws and regulations.

The Bank Keeps proper accounting records which include all that is required by Law and the statutes of the Bank, and the accompanying financial statements are in agreement therewith.
According to the information and explanations given to us, no contravention of the Law No. 163 of 1957 and the amendments thereof and Central Bank,banking and Monetary Institution Law No. 88 of 2003 which has replaced banking and credit Law No. 163 of 1957 starting from July 2003 occurred during the financial year.

The financial information contained in the Board of Directors' report prepared in conformity with Law No. 159 of 1981 and its executive regulation are in agreement with the Bank's accounting records within the limit that such information is recorded therein.

Hazem Hassan KPMG Hazem Hassan Public Accountants & Consultants	Emad Ragheb Allied for Accounting & Auditing E & Y Public Accountants & Consultants

Cairo, January 27, 2004



Balance Sheets

Balance Sheet

	Note No.	Dec. 31, 2003 LE	Dec. 31, 2002 LE
ASSETS			
Cash & Due from Central Bank	(4)	2,674,292,801	2,050,646,687
Due From Banks	(5)	3,782,015,348	2,900,663,453
Treasury Bills	(6)	1,427,181,491	1,321,619,578
Trading Financial Investments	(7)	476,223,229	92,364,162
Available for Sale Financial investments	(8)	1,638,846,363	1,874,050,279
Loans & Overdrafts			
(Net of Provision for Doubtful Debts)	(9 & 10)	12,505,238,953	10,918,716,694
Held to Maturity Financial Investments	(11)	933,562,940	215,000
Financial Investments in Subsidiary & Associated Co.	(12)	65,660,000	45,500,000
Debit Balances & Other Assets	(14)	418,384,985	339,711,728
Fixed Assets (Net)	(15)	232,046,863	215,177,023
Total Assets		**24,153,452,973**	**19,758,664,604**
LIABILITIES & SHAREHOLDER'S EQUITY LIABILITIES			
Due to Banks	(16)	163,305,925	327,970,558
Customer Deposits	(17)	20,414,684,038	15,814,751,792
Credit Balances & other Liabilities	(18)	445,762,619	322,128,872
Medium Term Bonds	(19)	-	300,000,000
Long Term Loans	(20)	270,408,918	325,995,181
Other Provisions	(21)	708,676,979	711,601,443
Total Liabilities		**22,002,838,479**	**17,802,447,846**
SHAREHOLDERS' EQUITY			
Issued & Paid-in Capital		1,300,000,000	650,000,000
Reserves		438,033,411	925,330,608
Total Shareholders' Equity	(22)	1,738,033,411	1,575,330,608
Net profit of the year		412,581,083	380,886,150
Total Shareholders' Equity & Net Profit		2,150,614,494	1,956,216,758
Total Liabilities & Shareholders' Equity		**24,153,452,973**	**19,758,664,604**
CONTINGENT & COMMITMENTS LIABILITIES			
Contra Accounts	(23)	**5,175,378,396**	**4,541,025,450**

The Accompanying Notes are an integral part of the Financial Statements "Auditors Report Attached".

Income Statement as of December 31, 2003

	Note No.	from Jan.1, 2003 to Dec. 31, 2003 LE	from Jan.1, 2002 to Dec. 31, 2002 LE
Interest Received from Clients & Banks		1,170,428,750	1,194,845,580
Interest Received from Treasury Bills & Bonds		277,505,567	195,688,645
DEDUCT			
Interest Paid to Clients & Banks		(869,115,423)	(883,357,254)
Net Interest Income		**578,818,894**	**507,176,971**
Banking Fees & Commissions		236,048,503	252,177,985
Shares Dividends		20,674,978	11,461,879
Foreign Exchange Profits	(24)	(2,168,707)	60,034,917
Profits from Selling Financial Investments		16,859,968	17,838,672
Trading Financial Investments Evaluation Differences		98,569,657	15,089,665
Other Income		62,550,107	67,092,618
Total Fee Income		**432,534,506**	**423,695,736**
Net Operating Income		**1,011,353,400**	**930,872,707**
DEDUCT			
Provisions		(303,438,801)	(282,444,894)
Other Financial Investments Evaluation Differences	(25)	12,182,060	(36,021,333)
General & Administrative Expenses & Depreciation		(267,225,665)	(203,615,713)
Other Expenses		(40,981,209)	(27,904,617)
		(599,463,615)	(549,986,557)
Net Operating Profits		**411,889,785**	**380,886,150**
Non-Operating Income		691,298	0
Net Profit		**412,581,083**	**380,886,150**
Earning per Share	(26)	2.81	2.59

Cash Flow as of December 31, 2003

	from Jan.1, 2003 to Dec. 31, 2003	from Jan.1, 2002 to Dec. 31, 2002
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income before Tax	412,581,083	380,886,150
ADJUSTMENTS TO RECONCILE NET INCOME To Net Cash Provided by Operating Activities		
Depreciation	39,771,576	34,211,993
Provisions (Addition during the period)	303,438,801	282,444,894
Trading Financial Investments Evaluation	(98,569,657)	(15,089,664)
Other Financial Investments Evaluation	(12,182,060)	36,021,333
Utilization of Provisions (except provision for Doubtful Debts)	(8,498)	(10,660,185)
FCY Revaluation Differences of Provisions Balances except Doubtful Debts	50,551,910	731,732
Gains from Selling Fixed Assets	(691,298)	00
Profit from Selling Financial Investments	(16,859,968)	(17,838,672)
Income Tax Paid	(124,000,000)	(15,000,000)
FCY Revaluation Diff. of long-term Loans	46,039,556	4,459,754
Operating Profits before Changes in Operating Assets & Liabilities	**600,071,445**	**680,167,335**
NET DECREASE (INCREASE) IN ASSETS		
Due from Banks	(819,809,993)	(505,357,462)
Treasury Bills over three months	(249,094,953)	(289,819,679)
Trading Financial Investments	(285,289,410)	24,855,812
Available for Sale Financial Investments	264,245,944	(80,543,724)
Loans & Overdrafts	(1,861,551,199)	(109,291,337)
Debit Balances & other Assets	(9,135,624)	123,287,684
NET INCREASE (DECREASE) IN LIABILITIES		
Due to Banks	(164,664,633)	42,854,276
Customers Deposits	4,599,932,246	1,820,967,181
Credit Balances & other Liabilities	123,633,747	(84,957,151)
Net Cash Provided from Operating Activities	**2,198,337,570**	**1,622,162,935**

Cash Flow as of December 31, 2003

	from Jan.1, 2003 to Dec. 31, 2003	from Jan.1, 2002 to Dec. 31, 2002
CASH FLOW FROM INVESTMENT ACTIVITIES		
Purchases of Subsidiaries & Associated Companies	(20,160,000)	(8,000,000)
Prepaid for Fixed Assets, Premises and Fitting-out of Branches	(83,365,487)	(85,597,883)
Purchases of Held to Maturity Financial Investments	(933,347,940)	00
Net Cash (used in) Investment Activities	**(1,036,873,427)**	**(93,597,883)**
CASH FLOW FROM FINANCING ACTIVITIES		
Decrease in long-term Loans	(101,625,819)	(300,000,000)
Dividends Paid	(238,801,907)	(446,505,335)
Increase (decrease) in Bonds	(300,000,000)	(289,952,260)
Reserve for Financial Investments Revaluation Diff.	20,618,560	
Net Cash (used in) Financing Activities	**(619,809,166)**	**(1,036,457,595)**
Net Increase in Cash & Cash Equivalent	541,654,977	492,107,457
Beginning Balance of Cash & Cash Equivalent	2,535,616,467	2,043,509,011
Cash & Cash Equivalent Balance at the end of the period	**3,077,271,444**	**2,535,616,468**
CASH & CASH EQUIVALENT ARE REPRESENTED AS FOLLOWS:		
Cash and Due from Central Bank	2,674,292,801	2,050,646,687
Due from Banks	3,782,015,348	2,900,663,453
Treasury Bills	1,427,181,491	1,321,619,578
Due to Banks	(3,657,430,140)	(2,837,620,147)
Treasury Bills more than three months	(1,148,788,056)	(899,693,103)
Total Cash & Cash Equivalent	**3,077,271,444**	**2,535,616,468**

Statement of Changes in Shareholders' Equity as of December 31, 2003

	Capital	Legal Reserve	General Reserve	Special Reserve	Reserve for investment revaluation Diff.	Profits of the Year	Total
	LE	LE	LE	LE	LE	LE	LE
2002							
Balance at beginning of the Year	650,000,000	308,719,566	453,901,139	162,709,903	-	-	1,575,330,608
Net Profits	-	-	-	-	-	380,886,150	380,886,150
Balance at the end of the Year	**650,000,000**	**308,719,566**	**453,901,139**	**162,709,903**	**-**	**380,886,150**	**1,956,216,758**

	Capital	Legal Reserve	General Reserve	Special Reserve	Reserve for investment revaluation Diff.	Profits of the year	Total
	LE	LE	LE	LE	LE	LE	LE
2003							
Balance at beginning of the Year	650,000,000	308,719,566	453,901,139	162,709,903	-	380,886,150	1,956,216,758
Transfer to reserves	-	16,280,434	125,803,809	-	-	(142,084,243)	-
Distributed profits	-	-	-	-	-	(238,801,907)	(238,801,907)
Net Profits of the Year	-	-	-	-	-	412,581,083	412,581,083
Capital Increase	650,000,000	(70,295,052)	(579,704,948)	-	-	-	-
Reserve Increase	-	-	-	-	20,618,560	-	20,618,560
Balance at the end of the Year	**1,300,000,000**	**254,704,948**	**-**	**162,709,903**	**20,618,560**	**412,581,083**	**2,150,614,494**

1) ORGANIZATION & ACTIVITIES

Commercial International Bank (Egypt) S.A.E. was formed as a shareholding company on August 7, 1975, under the Investment Law No. 43 for 1974. The Bank is licensed to carry out all commercial banking activities in Egypt through its Head Office and 51 branches, in addition to 44 units.

2) SIGNIFICANT ACCOUNTING POLICIES

A) Basis of Preparing Financial Statements

The Financial Statements are prepared in accordance with Egyptian accounting standards, which comply with the international accounting standards, and takes into consideration prevailing local laws and regulations.

B) Transactions in Foreign Currencies

- The Accounting records of the bank are maintained in Egyptian pounds. Transactions in foreign currencies conducted during the period are recorded at the foreign exchange rates prevailing at the time such transactions take place.

- Assets & Liabilities are revalued at the foreign exchange rates prevailing at the end of period; generated gain and losses are recorded in "Foreign Exchange Income" in the income statement.

- Forward contracts are evaluated at the end of the financial period at its fair value on this date using the forward rates for the remaining periods until maturity dates of these contracts. The revaluation differences are recorded in "Foreign Exchange Income" in the income statement.

- Currency SWAP contracts are recorded on the date of commitment under contra accounts. The difference between the two parts of the contract is recorded in other assets or other liabilities as unrealized gain/loss on the date of commitment. The said difference is amortized by debiting/crediting the "Foreign Exchange Income" in the income statement in addition to the gain/loss generated from the contracts.

- Premium paid for foreign currencies option contracts is recorded in the balance sheet under "Debit Balances & Other Assets " such premium is settled in the income statement according to the evaluation of these contracts at fair value. The option contracts premium paid & received is recorded in the balance sheet under "credit balances & other liabilities" category and settled in "Foreign Exchange Income" on accrual basis.

C) Realization of Income

The bank applies the accrual basis in recording interest received from Loans & Overdrafts, Due from Banks, Treasury Bills and Bonds. Interest on Past Due Loans & Overdrafts are not recorded on the income statement. Dividends income are recognized when declared.

D) Treasury Bills

Treasury Bills are recorded at face value. The issuance discount is recorded in Other Liabilities and deducted from the Gross Treasury Bills balance on the Balance Sheet statement.

E) Evaluation of Trading Investments

- Trading investments including portfolios managed by other party are evaluated at the end of the financial period at its fair market value and the evaluation difference is recorded in income statement.

- Trading investments not satisfying the trading investment classification condition are evaluated at their book values. Such values are subject to be reduced in case of a continual decrease based on the comprehensive objective study of the latest financial statements for the company issued the securities. The evaluation difference is recorded in the income statement.

F) Evaluation of Available for Sale Investments

Available for Sale Investments are evaluated at the lower of cost (taking in consideration the evaluation of foreign currency) or fair value for each investment and the differences are recorded in "other investments evaluation differences" in the income statement, except for the difference related to prior years which should be recorded as a special reserve in shareholders' equity.

In case of decreases in the investment value its share in the special reserve will be utilized, and the remaining balance should be transferred to the income statement.

In case of selling the investment, its share in the special reserve should be transferred to income statement.

G) Evaluation of Held to Maturity Investments

Bonds purchased from the primary market are evaluated at cost, representing the nominal value adjusted by the issuing premium/discount, which is amortized using the straight line method. The amortization value is recorded in the interest received from treasury bills and bonds in the income statement .

The same treatment is applied to bonds purchased from the secondary market at a value higher or lower than the nominal value, and the cost is reduced by the gains related to the previous period of the purchasing date.

In case of downfall of the fair value of each bond, the book value shall be adjusted and the difference is recorded in "other investments revaluation difference" in the income statement. In case of increase in fair value such increase is added to the same category within the limit of amounts previously charged to increase for previous faired periods.

The book value of foreign currency bonds is amended by the difference resulting from the revaluation of the foreign currency at the exchange rate prevailing at the evaluation date. Such differences are recorded in foreign exchange income in the income statement.

H) Investments in Subsidiaries and Associated Companies

These investments are evaluated at cost and in case of downfall of its fair value; the book value of each investment is adjusted by such downfall and charged to "Other investments evaluation difference" in the income statement. In case of an increase in the fair value, such increase will be added to the same category in the income statement within the limit of the amounts previously charged.

I) Assets Acquired for Settlement of Debits

These Assets are recorded in the balance sheet under "debit balances & Other Assets" at cost and in the case of a decrease of the fair value of these assets at the balance sheet date the difference is charged to the income statement and the increase of the fair value should be credited to the income statement within the limit of amounts charged in previous financial periods.

J) Provision for Doubtful Debts and Contra Accounts

Provision for Doubtful Debts is established on the basis of an appraisal of the identified risk in specific facilities and loans, as well as an assessment of the general risk inherent in any loan portfolio, which is not specifically identified.

Provision for Doubtful Debts is decreased by loans written off and is increased by recoveries of loans previously written off. In addition to taking all the necessary legal action required, a continuous follow up is performed for the recovery of all or part of the written-off amounts.

K) Contra Accounts

Contra Accounts include transactions in which the Bank is involved as a third party and forward foreign exchange contracts. Such transactions do not represent actual bank's assets or liabilities at the financial statement date.

L) Cash & Cash Equivalent

In the Statement of Cash Flow, the Cash and Cash Equivalent item includes balances of cash and due from Central Bank, current account balances with Banks and Treasury Bills with maturities of three months.

M) Depreciation and Amortization

Depreciation of Fixed Assets is calculated on the basis of the estimated useful life of each asset using the straight-line method.

Improvement and renovation expenses for the Bank's leased premises are amortized over the period of the lease contract or the estimated useful life whichever is lower.

N) Income Tax

Income Tax is calculated in accordance with the prevailing local laws and regulations applicable in this regard.

The Provision for Income Tax Liability is calculated in accordance with detailed studies of tax claims.

3) FINANCIAL INSTRUMENTS & THEIR RISK MANAGEMENT

A) Financial Instruments

The Bank's financial instruments are represented in the financial Assets and Liabilities. The financial assets include cash, due from banks, investments and loans to customers. The financial liabilities include customers' deposits, due to banks and long-term loans. Financial investments also include rights and obligations stated under "contingent liabilities and commitments "

Note no. (2) of the notes to the financial statements includes the accounting policies applied to measure and recognize significant financial instruments and the revenues and expenses related thereto.

B) Financial Instruments Fair Value

Using the valuation basis of the bank's assets and liabilities, as referred to the notes to the financial statements, the financial instruments' fair value do not substantially deviate from their book values at the financial statement date. Notes no. (8), (11) & (12) are showing the fair value for all investment (except Trading Investment) in the date of financial statement .

C) Forward Contract

According to Central Bank of Egypt instruction the bank doesn't execute deferred contracts except to the necessary limit of short-term transaction to cover its requirements of foreign currencies or the bank's customers' requirements to fulfill their obligations resulting from short-term transactions.

RISK MANAGEMENT

A) Interest Rate Risk

The values of some financial instruments fluctuate due to the fluctuation in interest rates related thereto. The bank follows some procedures to minimize this risk such as:

Correlating between the interest rates on borrowing and lending.

Determining interest rates in consideration with the prevailing discount rates on various currencies.

Monitoring the maturities of financial assets and liabilities with its related interest rates.

Notes no. (27) & (28) of the notes to the financial statements disclose maturities of the assets and liabilities and the average interest rates applied to assets and liabilities during the period.

B) Credit Risk

Loans to customers, due from banks, and rights and obligations from others, are financial assets exposed to credit risk which result in these parties' inability to repay in part or in full the loan granted to them at maturity.

The bank adopted the following procedures to minimize the credit risk.

- Preparing credit studies about the customers before dealing with them and determining credit risk rates related thereto.
- Obtaining adequate guarantees to reduce the risks resulting from insolvency of customers.
- Monitoring and preparing periodic studies about customers in order to evaluate their financialand credit positions and estimate the required provisions for non - performing loans.
- Distribution of loans portfolio and due from banks over various sectors to avoid concentrationof risk.

Note no. (30) discloses the distribution of loans portfolio over various sectors.

C) Foreign Currency Risk

The nature the bank's activity requires the bank to deal in many foreign currencies, which exposes the bank to the risk of fluctuation in exchange rates. To minimize this risk, the bank monitors the balancing of foreign currency positions according to Central Bank of Egypt's instructions in that respect. Note no. (31) of the financial statements discloses significant foreign currency positions at the financial statement date.

4. CASH AND DUE FROM CENTRAL BANK

	Dec. 31, 2003	Dec. 31, 2002
Cash & Cash Items	371,929,838	379,554,422
Reserve Balance with CBE	2,302,362,963	1,671,092,265
Total Cash & Due from Central Bank	**2,674,292,801**	**2,050,646,687**

5. DUE FROM OTHER BANKS

a) Central Bank	Dec. 31, 2003	Dec. 31, 2002
Time Deposits	633,928,379	325,331,260
Total Due from central bank	**633,928,379**	**325,331,260**
b) Local Banks		
Current Accounts	4,990,327	5,136,346
Time Deposits	396,425,251	900,120,070
Total Due from Local Banks	**401,415,578**	**905,256,416**
c) Foreign Banks		
Current Accounts	119,594,881	57,906,959
Time Deposits	2,627,076,510	1,612,168,818
Total Due from Foreign Banks	**2,746,671,391**	**1,670,075,777**
Total Due from Other Banks	**3,782,015,348**	**2,900,663,453**

6. TREASURY BILLS

	Dec. 31, 2003	Dec. 31, 2002
91 Days Maturity	280,000,000	425,000,000
182 Days Maturity	1,166,000,000	920,000,000
Total Treasury Bills	**1,446,000,000**	**1,345,000,000**
Issuance Discount	**(18,818,509)**	**(23,380,422)**
Net Treasury Bills	**1,427,181,491**	**1,321,619,578**

7. TRADING FINANCIAL INVESTMENTS	Dec. 31, 2003	Dec. 31, 2002
Portfolio Managed by other parties	290,361,988	92,364,162
Bonds	178,259,906	-
Shares	7,601,335	-
Total Trading Financial Investments	**476,223,229**	**92,364,162**
The Financial Trading Investments are represented as follows:		
Financial Investments Quoted on Stock Exchange	476,223,229	92,364,162
Financial Investments Un-quoted on Stock Exchange	-	-
	476,223,229	**92,364,162**

Treasury Bonds of $23,030,000 and the related premium was transferred to Trading Investment from available for sale. In addition to $1,997,000 Bank's Bonds for maximum return on bank investment according to the bank policy in this respect.

8. AVAILABLE FOR SALE FINANCIAL INVESTMENTS	Dec. 31, 2003	Dec. 31, 2002
a) Shares		
Bank's Shares	6,890,735	7,753,417
Corporate Shares	614,867,372	460,969,359
b) Bonds		
Governmental Bonds	330,072,337	661,349,577
Bank's Bonds	115,184,353	129,243,526
Corporate Bonds	571,831,566	614,734,400
	1,638,846,363	**1,874,050,279**
Available for Sale Financial Investments are represented as follows:-		
Investments Quoted on Stock Exchange	1,316,598,355	1,413,797,293
Investments Un-quoted on Stock Exchange	322,248,008	460,252,986
	1,638,846,363	**1,874,050,279**

The Market Value of Available for Sale Investments listed on the Capital Market is LE 1,360,090,790 as of Dec 31, 2003 against LE 1,524,660,638 as of December 31, 2002.

Treasury Bonds of $ 25MM and the related premium of $820,997 was transferred from Available for Sale to Held to Maturity as it includes bonds of $23 MM lended to UBS Warburg value Feb. 2004

Treasury Bonds of $23,030,000 and the related premium was transferred to Trading Investment from available for sale. In addition to $1,997,000 Bank's Bonds for maximum return on bank investment according to the bank policy in this respect.

9. LOANS AND OVERDRAFTS	Dec. 31, 2003	Dec. 31, 2002
Discounted Bills	287,242,050	205,928,599
Loans & Overdrafts to Customer	12,279,166,995	10,805,963,751
Loans to Banks	746,428,550	404,539,051
	13,312,837,595	11,416,431,401
Unearned Bills Discount	(6,343,819)	(6,136,668)
Provision for Doubtful Debts	(718,723,704)	(454,285,611)
Unearned Interest	(82,531,119)	(37,292,428)
Net Loans & Overdrafts	**12,505,238,953**	**10,918,716,694**

		Dec. 31, 2003	
10. PROVISION FOR DOUBTFUL DEBTS	Specific Risk LE	General Risk LE	Total LE
Balance at beginning of the Year	165,087,738	289,197,873	454,285,611
Addition during the Year	199,677,510	0	199,677,510
Write-off Debts Recoveries	13,392,724	-	13,392,724
Transferred from General to Specific	3,128,362	(3,128,362)	0
Transferred from Provision for Income Tax	41,618,560		41,618,560
Foreign Currency Revaluation Diff.	42,229,943	107,937,335	150,167,278
	465,134,837	**394,006,846**	**859,141,683**
Usage during the Year	**(132,028,586)**		**(132,028,586)**
Transferred to Contingent Provision	**0**	**(8,389,393)**	**(8,389,393)**
Balance at the end of the Year	**333,106,251**	**385,617,453**	**718,723,704**

		Dec. 31, 2002	
	Specific Risk LE	General Risk LE	Total LE
Balance at beginning of the Year	284,754,000	236,266,704	521,020,704
Addition during the Year	181,419,691	51,138,989	232,558,680
Write-off Debts Recoveries	19,347,051	-	19,347,051
Foreign Currency Revaluation Diff.	-	1,792,180	1,792,180
	485,520,742	289,197,873	774,718,615
Usage during the Year	(320,433,004)	-	(320,433,004)
Balance at the end of the Year	**165,087,738**	**289,197,873**	**454,285,611**

11. HELD TO MATURITY INVESTMENTS

	Dec. 31, 2003	Dec. 31, 2002
Housing Bonds (maturity Dec. 2019)	215,000	215,000
Treasury Bonds	933,347,940	
	933,562,940	**215,000**

The Held to Maturity Investments are represented as follows:		
Investments Quoted on Stock Exchange	933,347,940	-
Investments Un-quoted on Stock Exchange	215,000	215,000
	933,562,940	**215,000**

The Market value of Held to Maturity is LE 946,837,365 as of Dec. 31, 2003.

Treasury Bonds of $25MM and the related premium of $820,997 was transferred from Available for sale to Held to Maturity as it includes bonds of $23 MM lended to UBS Warburg value Feb 2004.

12. INVESTMENTS IN SUBSIDIARY COMPANIES

	Dec. 31, 2003		Dec. 31, 2002	
	LE	%	LE	%
Commercial International Brokerage Co.	10,000,000	%40	10,000,000	%40
Contact for Car Trading	20,000,000	%40	10,000,000	%40
Commercial International Life Insurance Co.	32,000,000	%40	24,000,000	%40
Fleming C I Assets Management	1,500,000	%30	1,500,000	%30
CorpLease Co.	2,160,000	%40		
	65,660,000		**45,500,000**	

The Investments in subsidiary companies are represented as follows:-

Investments Quoted on Stock Exchange	10,000,000	10,000,000
Investments Un-quoted on Stock Exchange	55,660,000	35,500,000
	65,660,000	**45,500,000**

The Market value of the investments in subsidiary companies quoted on Stock Exchange is LE 10,000,000 as of Dec.31, 2003 and Dec. 31, 2002.

13. CAPITAL COMMITMENTS

The capital commitments for the financial investments reached in date of Balance Sheet LE 55,637,182, as follows:

Available for Sale Investments	Gross Investment LE	Paid LE	Remaining LE
	107,845,406	52,208,224	55,637,182

14. DEBIT BALANCES AND OTHER ASSETS	Dec. 31, 2003 LE	Dec. 31, 2002 LE
Accrued Interest	104,492,257	108,711,046
Prepaid Expenses	12,573,959	10,966,635
Advances for Purchase of Fixed Assets	83,223,539	55,808,170
Assets Acquired for Settlement of Debits (Net of LE 7,731,264 Devaluation)	120,855,834	78,733,570
Other Assets	97,239,396	85,492,307
Total Debit Balances and other Assets	**418,384,985**	**339,711,728**

15. FIXED ASSETS (NET OF ACCUMULATED DEPRECIATION)

	Land	Premises	EDP	Vehicles	Fitting Out	Machines & Equipment	Furniture & Furnishing	Total
	LE	LE	LE	LE	LE	LE	LE	LE
Opening Balance (3)	2,247,073	150,097,331	130,817,604	13,950,579	40,444,378	52,984,516	19,258,890	**409,800,371**
Additional during the Year	-	12,611,042	23,519,229	936,104	6,639,417	7,749,195	5,186,429	**56,641,416**
Closing Balance (1)	2,247,073	162,708,373	154,336,833	14,886,683	47,083,795	60,733,711	24,445,319	**466,441,787**
Accu.Depreciation at beginning of the Year (4)	-	40,749,923	64,543,238	9,871,255	35,410,834	33,127,585	10,920,513	**194,623,348**
Current Year Depreciation	-	8,015,084	19,968,898	1,011,334	3,981,651	5,130,395	1,664,214	**39,771,576**
Accu.Depreciation at end of the Year (2)	-	48,765,007	84,512,136	10,882,589	39,392,485	38,257,980	12,584,727	**234,394,924**
End of Year Net Assets (1-2)	2,247,073	113,943,366	69,824,697	4,004,094	7,691,310	22,475,731	11,860,592	**232,046,863**
Beginning of Year Net Assets (3-4)	2,247,073	109,347,408	66,274,366	4,079,324	5,033,544	19,856,931	8,338,377	**215,177,023**

16. DUE TO BANKS

a) Central Bank	Dec. 31, 2003 LE	Dec. 31, 2002 LE
Current Accounts	2,832,636	3,513,273
Time Deposits	9,211,072	30,000,000
	12,043,708	**33,513,273**

b) Local Banks		
Current Accounts	23,241,936	16,902,245
Time Deposits	19,062,452	163,839,105
Total Due to Local Banks	**42,304,388**	**180,741,350**

c) Foreign Banks		
Current Accounts	108,957,829	113,715,935
Time Deposits	0	0
Total Due to Foreign Banks	**108,957,829**	**113,715,935**
Total Due to Banks	**163,305,925**	**327,970,558**

17. CUSTOMERS DEPOSITS

	Dec. 31, 2003 LE	Dec. 31, 2002 LE
Demand Deposits	4,339,557,816	3,349,731,632
Time & Notice Deposits	7,967,313,845	6,522,834,973
Saving & Deposits Certificates	3,456,461,428	2,311,494,906
Saving Deposits	3,753,395,330	2,802,530,754
Other Deposits	897,955,619	828,159,527
Total Customer Deposits	**20,414,684,038**	**15,814,751,792**

18. CREDIT BALANCES AND OTHER LIABILITIES	Dec. 31, 2003 LE	Dec. 31, 2002 LE
Accrued Interest Payable	106,739,344	56,064,004
Accrued Expenses	15,472,209	9,361,769
Accounts Payable	313,560,350	245,953,572
Other Liabilities	9,990,716	10,749,527
Total Credit Balance and other Liabilities	**445,762,619**	**322,128,872**

19. MEDIUM TERM BONDS (NET OF PREMIUM/DISCOUNT)

On 9/11/2003 the Bank Management decided to exercise the early redemption option of CIB bonds second issuance matured on 10/5/2004.

20. LONG TERM LOANS	Rate %	Maturity date	Maturing through next year	Balance at Dec. 31, 2003	Balance at Dec. 31, 2002
European Bank	-	Dec-2012	0	31,090,464	19,402,408
Sumitomo bank	Libor rate	Jun-2005	153,974,175	153,974,175	231,245,350
Ministry of Agriculture (F.S.D.P)	5.5 - 3.5 depends on maturity date	3-5 years	6,861,665	16,021,323	19,257,513
Ministry of Agriculture (V.S.P)	5.5 - 3.5 depends on maturity date	3-5 years	791,750	1,142,750	1,004,200
Ministry of Agriculture (M.S.S.P)	5.5 - 3.5 depends on maturity date	3-5 years	1,883,952	47,741,357	30,372,710
Barclays Bank (P.S.F.S)	6.62	for ten years from 1996	5,915,000	10,212,000	24,713,000
Social Fund	3 months T/D or 9% which more	2010	-	10,226,849	-
Total			**169,426,542**	**270,408,918**	**325,995,181**

21. OTHER PROVISIONS

Dec. 31, 2003 (LE)	Opening Balance	Addtition During the year	FCY Balance Reval. Difference	Usage During the year	Transfer	Closing Balance
Provision for Income Tax Claims	558,632,242	81,249,096	0	(124,000,000)	(41,618,560)	474,262,778
Provision for Legal Claims	1,433,328	0	449,760	0	0	1,883,088
Provision for Contingen	27,968,646	22,512,195	9,277,066	0	8,389,393	68,147,300
Provision for General Risk	113,558,729	0	37,508,131	0	0	151,066,860
Provision for Bank Risk Insurance	10,000,000	0	3,316,953	0	0	13,316,953
Provision for Real Estate Tax	8,498	0	0	(8,498)	0	0
Total Other Provisions	**711,601,443**	**103,761,291**	**50,551,910**	**(124,008,498)**	**(33,229,167)**	**708,676,979**

Dec. 31, 2002 (LE)	Opening Balance	Addtition During the year	FCY Balance Reval. Difference	Usage During the year	Transfer	Closing Balance
Provision for Income Tax Claims	517,155,622	41,886,214	0	(15,000,000)	14,590,406	558,632,242
Provision for Legal Claims	1,525,470	0	7,858	0	(100,000)	1,433,328
Provision for Stamp Duty Tax Claims	14,590,406	0	0	0	(14,590,406)	0
Provision for Contingent	27,968,646	0	0	0	0	27,968,646
Provision for General Risk	112,900,615	0	658,114	0	0	113,558,729
Provision for Bank Risk Insurance	8,000,000	2,000,000	0	0	0	10,000,000
Provision for Real Estate Tax	35,021	0	0	(126,523)	100,000	8,498
Total Other Provisions	**682,175,780**	**43,886,214**	**665,972**	**(15,126,523)**	**0**	**711,601,443**

22. CAPTIAL & RESERVES

a) Authorized Captial

The Authorized Capital reached LE 1500 Million according to Extraordinary Assembly meeting dated April 21, 1998.

b) Paid-In Capital

According to the Board of Directors decision the issued and Paid-in Capital increased to LE 1300 Million by transferring LE 650 Million from General and Legal reserve. The issued and Paid-in Capital Distributed over 130 million shares with a face value of LE 10 per share.

c) Reserves

According to the bank statues 5% of net profit is to increase Legal Reserve until Legal Reserve reaches 50% of the bank's issued and Paid-in Capital.

Concurrence of Central Bank of Egypt for usage of Special Reserve is required.
A reserve has been formed for difference revaluation for financial investment (Available for Sale) in foreign currency for preceding years, and this reserve is used in case of sale or decrease in the value of that investment, and the income statement will be carried with the difference according to the issued instruction for such matter.

23. CONTINGENT ACCOUNTS

	Dec. 31, 2003 LE	Dec. 31, 2002 LE
Letters of Guarantee	4,022,808,535	3,543,916,059
Letters of Credit (Import & Export)	693,273,659	513,398,158
Customers Acceptance	457,896,303	490,717,538
Forward Foreign Exchange Contracts	79,099	43,950
SWAP Deals	1,320,800	(7,050,255)
Total	**5,175,378,396**	**4,541,025,450**

24. FOREIGN EXCHANGE PROFITS

	Dec. 31, 2003 LE	Dec. 31, 2002 LE
Profit from Dealing with Foreign Currenices	59,413,794	65,937,525
Profit (loss) of Revalutaion of Monitoring Assets and Liabilities	(67,976,843)	(15,296,507)
Profit (loss) of Revaluation of Forward Deals	198,188	(720,639)
Profit Revaluation of Options	6,196,154	10,114,538
	(2,168,707)	**60,034,917**

25. OTHER INVESTMENTS REVALUATION

	Dec. 31, 2003 LE +(-)	Dec. 31, 2002 LE +(-)
Available for Sale Investment	12,182,060	(36,021,333)
Held to Maturity Investments	-	-
Investments in Subsidiary and Associated Companies	-	-
	12,182,060	**(36,021,333)**

26. EARNING PER SHARE

	Dec. 31, 2003 LE	Dec. 31, 2002 LE
Net Profit for the Year	412,581,083	380.886.150
Board Member's Bonus	(6,188,716)	(5,713,292)
Staff Profit Sharing	(41,258,108)	(38,088,615)
Shareholders' Share in Profits	365,134,259	337,084,243
Number of Shares	130,000,000	130,000,000
Earning per Share	2.81	2.59

27. ASSETS & LIABILITIES MATURITIES

ASSETS	Maturity within one year	Maturity over one year
Cash and Due from Central Bank	2,674,292,801	-
Due from other Banks	3,782,015,348	-
Treasury Bills	1,446,000,000	-
Trading Investments	476,223,229	-
Available for Sale Investments	1,638,846,363	-
Loans & Overdrafts	5,807,117,045	6,670,417,062
Bank's Loans	262,495,170	483,933,380
Held to Maturity Investments	-	933,562,940
Investments in Subsidiary Companies	-	65,660,000
Debit Balances and other Assets	418,384,985	-
	16,505,374,941	**8,153,573,382**

LIABILITIES		
Due to Banks	163,305,925	-
Customer Deposits	16,951,921,528	3,462,762,510
Long Term Loans	169,426,542	100,982,376
Credit Balances and other Liabilities	445,762,619	-
	17,730,416,614	**3,563,744,886**

28. INTEREST RATES

The average interest rates applied for Assets and Liabilities during the period are 6.11% & 3.63% respectively.

29. CORPORATE TAX STATUS

The Bank's corporate income tax position has been examined and settled with the Tax Authority from the start-up of operations up to the end of Year, 1984.

Corporate Income Tax for the years from 1985 up to 1988 were paid according to the Tax appeal Committee decision and the final settlement is under discussion in the court of law.

Corporate Income Tax for the years from 1989 up to 1993 were examined and paid, and the final settelment is under discussion in the court of law.

The bank's corporate income tax position has been examined and settled with the Tax Authority from 1994-2000 and the final settlement is under discussion in the court of law.

Corporate Income Tax for the years from 2001 up to 2002 were examined and under discussion with the tax Authority.

30. DISTRIBUTION OF ASSETS & CONTINGENT ACCOUNTS

Assets	Local Currency	Foreign Currency
1. Due from Banks	424,296,754	3,357,718,594
2. Loans & Overdrafts	**Total Loans & Overdrafts**	**%**
Agriculture Sector	86,064,897	0.65
Industrial Sector	5,786,653,077	43.27
Trading Sector	1,044,621,557	7.85
Services Sector	4,381,924,341	32.92
Houshold Sector	998,330,016	7.5
Other	1,015,243,707	7.61
Total Loans & Overdrafts (excluding unearned interest)	**13,312,837,595**	**100.00**
Unearned Bills Discount	(6,343,819)	-
Provision for Doubtful Debts	(718,723,704)	5.40
Unearned Interest	(82,531,119)	-
Net Loans & Overdrafts	**12,505,238,953**	

Liabilities	Local Currency	Foreign Currency
1. Due from Banks	30.960.440	132,345,485
2. Customers Deposits	**Total Customer Deposits**	**%**
Agriculture Sector	20,745,306	0.09
Industrial Sector	2,117,078,643	10.37
Trading Sector	686,929,531	3.37
Services Sector	3,139,823,921	15.38
Houshold Sector	12,935,968,895	63.37
Other	1,514,137,742	7.42
Total Customers Deposits (excluding unearned interest)	**20,414,684,038**	**100.00**

Contingent Accounts	Local Currency	Foreign Currency
Letters of Guarantee	1,323,611,749	2,699,196,786
Letter of Credit (Import & Export)	69,338,076	623,935,583
Customer Acceptance	255,025,605	202,870,698
Forward Foreign Exchange Contracts	184,984	(105,885)
SWAP Deals	(428,836,298)	430,157,098
	1,219,324,116	**3,956,054,280**

31. FOREIGN CURRENCY POSITION

	Dec. 31, 2003 (thousands)	Dec. 31, 2002 (thousands)
Egyptian Pound (EGP)	(5,480)	(40,097)
US Dollar (US$)	(1,200)	40,236
Sterling pound (GDP)	1,630	(33)
Japanese Yen (¥)	(407)	(297)
Swiss Franc (CHF)	208	337
Euro (€)	6,302	1,338

32. TRANSACTIONS WITH RELATED PARTIES

All banking transactions with related parties are conducted in accordance with the normal banking practices and regulations applied to all other customers without any discrimination.

	LE
Due from Banks	174,408,115
Loans & Overdrafts	49,324,200
Bank's Loans	123,179,340
Investment in Subsidiary Companies	65,660,000
Due to Banks	3,936,792
Customer Deposits	740,307,694

33. COMPARATIVE FIGURES

The Comparative Figures are amended to confirm with the reclassification.

10-year Historical Pro Forma Financial Statements

BANK ASSETS	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Cash & Due from CBE	701.9	1,054.2	1,261.2	1,119.2	1,470.1	1,632.7	1,618.0	1,829.5	2,050.6	2,674.3
Due from Banks	1,499.5	931.3	816.4	1,156.2	692.8	1,379.4	2,056.7	2,347.9	2,900.7	3,782.0
Treasury Bills	433.9	521.5	1,722.2	2,495.9	584.0	311.1	682.7	808.2	1,321.6	1,427.2
Investment	62.3	58.9	521.6	642.2	843.5	1,524.6	1,596.4	1,947.1	2,012.1	3,114.3
Loans & Advances (net of provisions)	3,304.8	5,052.4	6,299.9	7,899.6	9,408.7	9,841.7	10,313.0	11,107.2	10,918.7	12,505.2
Sundry Assets	71.2	91.4	132.2	143.8	169.0	216.0	230.5	377.9	339.7	418.4
Nonbanking Assets	57.8	65.3	71.9	100.3	109.1	110.1	136.0	183.6	215.2	232.0
Total Assets	**6,131.3**	**7,775.0**	**10,825.4**	**13,557.2**	**13,277.2**	**15,015.6**	**16,633.3**	**18,601.4**	**19,758.6**	**24,153.4**

BANK LIABILITIES	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Customer Deposits	4,121.6	5,523.6	7,195.7	8,564.1	8,729.7	10,187.3	11,375.1	13,993.8	15,814.7	20,414.7
Bank Deposits	416.4	543.7	1,739.1	1,906.0	1,213.0	269.4	176.9	285.1	327.9	163.3
Dividends & Profit Sharing	180.5	111.0	124.0	146.9	229.1	266.4	288.0	289.9	238.9	242.5
Bonds	-	-	-	300.0	300.0	600.0	600.0	600.0	300.0	-
Mid-Term Borrowings	-	-	-	763.6	788.5	1,303.6	1,396.9	768.0	326.0	270.4
Provisions & other Liabilities	556.5	633.6	686.2	675.6	734.8	1,022.3	1,332.9	1,089.3	1,033.7	1,154.5
Net Worth	**856.3**	**963.1**	**1,080.4**	**1,201.0**	**1,282.2**	**1,366.6**	**1,463.5**	**1,575.3**	**1,717.4**	**1,908.0**
Total Liabilities & Net Worth	**6,131.3**	**7,775.0**	**10,825.4**	**13,557.2**	**13,277.3**	**15,015.6**	**16,633.3**	**18,601.4**	**19,758.6**	**24,153.4**
CHECK DIGIT PROFIT & LOSS STATEMENT	-	-	0	0	(0)	-	-	-	0	-

ITEM	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Interest Income	446.4	584.6	779.5	1,031.4	984.9	1,162.1	1,391.6	1,363.4	1,390.5	1,447.9
Interest Expense	(126.9)	(378.6)	(546.5)	(764.1)	(692.0)	(765.8)	(943.6)	(925.3)	(883.4)	(869.1)
Net Interest Income	**319.5**	**206.0**	**233.0**	**267.3**	**292.9**	**396.3**	**448.0**	**438.1**	**507.1**	**578.8**
Fees & other Income	126.9	208.3	176.7	215.4	373.1	292.2	394.5	455.0	423.7	432.5
SG&A	(72.9)	(101.9)	(117.1)	(121.2)	(147.9)	(173.3)	(189.2)	(189.5)	(203.6)	(267.2)
Provisions & other Expenses	(36.3)	(33.8)	(33.9)	(94.0)	(108.8)	(86.6)	(138.6)	(252.5)	(304.4)	(250.3)
Net Profit Before Tax (NPBT)	**205.1**	**278.6**	**258.7**	**267.5**	**409.3**	**428.6**	**514.7**	**451.1**	**422.8**	**493.8**
General Income Tax	-	(60.9)	(17.5)	-	(99.1)	(77.7)	(129.7)	(49.3)	(41.9)	(81.2)
Net Profit After Tax (NPAT)	**205.1**	**217.7**	**241.2**	**267.5**	**310.2**	**350.9**	**385.0**	**401.8**	**380.9**	**412.6**
Growth	**-**	**6%**	**11%**	**11%**	**16%**	**13%**	**10%**	**4%**	**-5%**	**8%**

CIB Charity Treatment Campaign

Thanks to your support, CIB has raised approximately LE 8,500,000 to date towards of our "Charity Treatment Campaign". Our campaign supports the following causes:

- Association of Friends of the National Cancer Institute (Cairo)
- Gamiaa Ayady El Mostkbal (Alexandria)
- Urology & Nephrology Center (Mansoura)

The Right to Live Association

CIB proudly sponsored the yearly fundraising event that was organized by the Right to Live Association for mentally handicapped children. The association helps mentally handicapped adults find employment, which are suited to their individual skills and abilities while, at the same time, creating greater awareness in the community about the importance of providing people with special needs with an opportunity to become productive individuals.

Breast Cancer Foundation of Egypt – Run for Cure

CIB successfully sponsored the recent "Run for Cure" to raise funds, and awareness, for breast cancer. The endorsement and participation is invaluable in bringing positive attention to the organization and its work.

CIB Encourages Water & Wastewater Projects

CIB has teamed-up with the United State Agency for International Development (USAID) to encourage private sector participation in Egyptian infrastructure. The bank is providing an excellent financial package to creditworthy enterprises offering goods and services pursuant to a license, concession or other agreement with a water or wastewater utility.

Branches

Branches & Public Units

Branch Name	Address	Telephone	Fax
Giza	Nile Tower Charles De Gaulle St. (formally El Giza St.)	02 570 3043 02 570 3022 02 570 3054	02 570 3086 02 570 3172 02 573 2227 02 570 2691
Mohandessin	Intersection of Gameat El Dowal Al Arabia St.& El Hegaz St. Zamalek Sporting Club.	02 303 5361 02 303 5399 02 303 5385	02 347 6342
El Said	66/68 Mohy El Din Abou El Ezz St. Dokki	02 335 7084 02 761 5304	02 335 3709
Lebanon	40 Lebanon St.	02 346 6012 02 346 6014 02 346 6016	02 346 6027 02 346 6015
Mossadak	38 Mosadek St. Dokki	02 761 8327 02 761 8287	02 761 8295
Down Town	16 Hoda Shaarawi St.	02 393 6139 02 393 6467 02 393 5684	02 393 2593
Semiramis	Semiramis Inter-Continental Hotel, Corniche El Nil	02 796 1348	02 794 5119
Arkadia	4/4a El Seka Al Togareya St. Arkadia Mall, Corniche El Nil	02 579 2553 02 579 2561	02 579 2375
Maspiro	R & TV Union Building Cornish El Nile	02 579 9413	02 579 9484
Zamalek	12 El Saleh Ayoub St.	02 738 3011 02 738 3119 02 738 3007	02 738 3005 02 738 3006
Maadi	67 Nine St. Sarayat El Maadi	02 359 7724 02 359 7949	02 359 7970
New Maadi	El Nasr College Sq. Grand Mall	02 516 9478 02 519 5437 02 519 5438	02 519 5442
Garden City	12 El Birgas St.	02 794 5265 02 794 5264 02 794 5263	02 794 3904
Merryland	2 El Hegaz St., Sedary Bldg. Roxy Sq.	02 451 6603 02 451 6605	02 451 6617
Triumph	102 Osman Ibn Affan St. El Nozha	02 639 2554 02 639 2556	02 639 2770
Heliopolis	24 El Marghani St.	202 4552628 202 4552617 202 2585141	202 2584847
El Shams	Abd El Hamid Badawy St. El Shams Club	02 624 1837 02 624 1835 02 624 1834	02 624 1845 02 624 1838
El Shams Club	Inside El Shams Club Gate No. 2	02 622 5127	02 622 5127
El Nasr	Junction of El Nasr St. & Omar Ibn El Khatab St. Ramo Buildings	02 417 8701 02 417 8702 02 417 8703	02 418 8583
Abbas El Akkad	53 Abbas El Akkad St.	02 401 9421 02 263 8071 02 263 8072	02 402 3691
Airport	Terminal No. 1 Departure Hall No. 2, Cairo Airport	02 267 9217	02 267 9217
German University	New Cairo City University Bldg. El Tagamaa El Kames	02 758 9582	02 758 9369
6th of October	Plot No. 1/1 Banks Region	02 833 0620 02 833 2019	02 833 1658
Sadat	Commercial Market Region No. 11 Shop No. 94	048 603 084 048 603 086 048 608 224 048 608 225	048 603 087
10th of Ramadan	Plot No. 8 City Center	015 367 294 015 367 295 015 367 296	015 367 915
Damietta	12a El Lozy St. (formally El Modoreya St.)	057 370 913 057 370 911 057 370 912	057 370 910
Damietta Port	Investors Building, Damieta Port Authority	057 290 301 057 290 302	057 290 300
Tanta	55 El Guish St.	040 331 0612 040 331 3612	040 331 4900
Quesna	Mubarak Industrial City 1st District	048 590 150 048 590 151 048 590 154	048 590 152
El Mansoura	6 El Guish & Farida Hassan St. (front of Governorate Building)	050 233 8586 050 233 8586	050 233 8589
El Manshia	12 Oraby Sq. El Manshia	03 486 5552 03 486 3616 03 485 3901	03 485 3903 03 487 2383
Roushdy	457 El Horreya Roa, Bulkly Roushdy	03 546 0242 03 543 2406 03 522 1036	03 544 0918
Sultan Hussein	61 El Sultan Hussein St.	03 487 4255 03 486 4643 03 486 1435	03 487 2240
Borg El Arab	Ali Ibn Abi Taleb St. 1st Manfacturing Region Borg El Arab City	03 459 0700 03 459 2800 03 459 3700	03 459 0600
Semouha	Intersection of Fawzy Moaaz St. & Mohamed Bahaa St Lotus Building	03 426 9960 03 426 9961 03 426 9962	03 426 9963
Bibliotheque Alexandria	Bibliotheque Alexandria El Shatby	03 483 5951 03 483 5952	03 483 5953
Free Zone	Cairo-Alexandria Desert Rd (Km30), El Amerya General Free Zone	03 448 5764 03 448 5397	03 448 5396
El Dekhila	El Dekhila Port, Tadawel El Haweyat	03 308 7726	03 308 7726
Alexandria Country Club (Acassia)	Nadi El said Zone (behind Alexandria International Park)	03 381 8110-5	03 381 8111
Green Plaza	15th of May Road Semouha Green Plaza Mall	03 425 6325	03 425 6338
Louran	649 El Horiaa Road Louran, Alexandria	203 5765076	203 5763739 203 5763694
Marina Unit Seasonal Unit	North Cost, Marina El Chanzelisia Area Shop No. 60, Gate No. 2	046 406 0875	046 406 0875
Port Said	Intersection of 23 July St. & Abo El Feda St. Kesm Shark	066 338 373 066 338 372 066 338 371	066 221 410
El Suez	1 El Khoder Sq.	062 330 589 062 330 389 062 330 859	062 330 653
Luxor	Khaled Ibn El Waleed St. Plaza Center	095 381 883 095 381 886	095 381 880

Branches

Branches & Public Units

Branch Name	Address	Telephone	Fax
Aswan	1 Abbas Farid St.	097 304 520 097 304 521	097 304 411
Hurghada	Shop No. 4, Grand Hotels El Cornish El Seyahy St.	065 446 881 065 446 882 065 446 883	065 446 880
Makadi Bay	Makadi Center, Ibrotel Hotels Group, Makadi Bay, Savaga Road, Hurghada	065 590 490	065 590 490
Marina Abu Tig	Marina Abu Tig, El Gouna Hurghada	065 580 302	065 580301
El Basha Hotel	El Basha Hotel, El Sheraton Rd, Down Town El Sakala, Hurghada	065 447144	065 447 144
Sharm El Sheikh	Ghazala Gardens Hotel Namma Bay	069 601 571 069 601 572 069 601 573	069 601 566
Mostorod	Petrolieum Companies St.	02 254 5405 02 254 9101	02 251 9737

Hotel Branches

Location	Unit Name	Address	Phone
Hurghada	Grand Resort	Grand Resort, Village Rd.	065 447 646
	Siva Grand Beach	Siva Grand, Village Rd.	065 448 861
	Marriott	Marriott Hotel, Sheraton Rd.	065 446 950
	Arabella	Ibrotel Arabella Hotel El Mena Rd.	065 545 087
	Intercontinental Hotel	Intercontinental Hotel Village Rd.	065 446 911
	Movenpick Hotel	El Gouna	065 580 120
Sharm El-Sheikh	Sanafir	Namma Bay	069 601 905
	Sofitel	Namma Bay	069 601 908
	Iberotel Palace	Sharm El Maya	069 661 111
	Conrad International	Ras Nusrani	069 670 585
	Gafy Land	Namma Bay	069 600 210
	Holiday Inn	Al Sultan Bay	069 602 135
	Hyatt Regency	Gardens Bay	069 620 332
	Iberotel Grand Sharm	Ras Omm El Seed	069 663 800
	Ghazala Beach	Namma Bay	069 600 150
	Namma Center	Namma Bay Mall	069 603 418
	El Tower	Tower Bay	069 660 231
	Coral Bay Soultana	El Sheikh Coast	069 601 610
	Coral Bay	El Sheikh Coast	069 601 610
	Sharm Airport	Inside the Airport	
	Reef Oasis	Ras Omm El Seed	069 662 111
Portsaid	Sonesta Hotel	Felisteen St.	066 324 825 066 325 511

To call Egypt dial ++2

Units Inside Customer Premises

Unit Name	Location
USAID	Maadi
Cairo American College (CAC)	Maadi
UNDP	Zamalek
Shell Marketing Company	Maadi
Khalda Petroleum Company	Maadi
American Embassy	Garden City
Exon Mobil Petroleum	Garden City
AUC	Down Town
High Technology Institute	10th of Ramadan
World Health Organization	Nasr City
ABB	El Nozha - Heliopolis
Multi Force Observers	El Arish - Saini
El-Ameria for Cement	Alexandria
Exon Mobil Petroleum	Alexandria
El-Sokhna Port	Ein El-Sokhna

HEAD OFFICE

lle Tower Building

21/23 Charles De Gaulle St., Giza

P.O. Box: 2430,

Cairo, Egypt.

Tel.: (+202) 747 2000 - 570 3022

Fax: (+202) 570 1945

KPMG Hazem Hassan
Public Accountants & Consultants

Allied for Accounting & Auditing E&Y
Public Accountants & Consultants

Review Report

To the Board of Directors of Commercial International Bank

We have reviewed the accompanying financial position of the Commercial International Bank (S.A.E.) as at June 30, 2004 and the related statements of Income, Cash Flows, and Changes in Equity for the period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Egyptian Auditing Standard applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquires of Bank's personnel and analytical procedures applied for financial data, and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review of the Bank's financial statements for the period ended June 30, 2004, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give a true and fair view in accordance with the Egyptian Accounting Standards.

The financial information contained in the Board of Directors' report are in agreement with the Bank's accounting records within the limit that such information is recorded therein.

Hazem Hassan

KPMG Hazem Hassan
Public Accountants & Consultants

Emad Ragheb

Allied for Accounting & AuditingE&Y
Public Accountants & Consultants

Cairo, 27 July 2004

Financial Position as of Jun. 30, 2004

	Note No.	Jun. 30, 2004 L.E	Dec. 31, 2003 L.E
Assets			
- Cash & Due From Central Bank	(4)	2,841,739,726	2,674,292,801
- Due From Banks	(5)	3,828,375,910	3,782,015,348
- Treasury Bills	(6)	1,647,180,293	1,427,181,491
- Reverse Repos	(7)	390,409,551	-
- Trading Financial Investments	(8)	645,280,099	476,223,229
- Available for sale Financial investments	(9)	1,687,001,710	1,638,846,363
- Loans & Overdrafts (Net Of Provision for Doubtful Debts)	(10&11)	12,676,177,933	12,505,238,953
- Held to maturity Financial Investments	(12)	935,362,845	933,562,940
- Financial Investments in Subsidiary and associated co.	(13)	72,900,000	65,660,000
- Debit Balances & Other Assets	(15)	550,271,336	418,384,985
- Fixed Assets (Net)	(16)	241,321,920	232,046,863
Total Assets		**25,516,021,323**	**24,153,452,973**
Liabilities & Shareholder's Equity			
Liabilities			
- Due to Banks	(17)	164,989,697	163,305,925
- Customers Deposits	(18)	21,820,764,552	20,414,684,038
- Credit Balances & Other Liabilities	(19)	498,635,453	445,762,619
- Long Term Loans	(20)	106,778,504	270,408,918
- Other Provisions	(21)	785,951,300	708,676,979
Total Liabilities		**23,377,119,506**	**22,002,838,479**
Shareholders' Equity			
- Issued & Paid - in Capital		1,300,000,000	1,300,000,000
- Reserves		608,167,670	438,033,411
Total Shareholders' Equity	(22)	1,908,167,670	1,738,033,411
Net profit of the Period		230,734,147	412,581,083
Total Shareholders' Equity & net profit		2,138,901,817	2,150,614,494
Total Liabilities & Shareholders' Equity		**25,516,021,323**	**24,153,452,973**
Contingent & commitments Liabilities			
- Contingent & commitments Liabilities	(23)	**4,780,007,909**	**5,175,378,396**

The Accompanying Notes are an integral part of the Financial Statements " Auditors Report Attached " .

Sahar Mohamed El-Sallab	Mohamed Ashmawy	Hisham Ezz El-Arab
Managing Director	Vice Chairman & Managing Director	Chairman & Managing Director

Cash flow for the period from Jan .1 ,2004 to Jun. 30,2004

	from Jan.1,2004 to Jun. 30,2004	from Jan.1,2003 to Jun. 30,2003
Cash Flow From Operating Activities		
- Net Income before Tax	230,734,147	173,980,051
Adjustments To Reconcile Net Income To Net Cash Provided by operating activities		
- Depreciation	21,089,523	19,296,802
- Provisions (Addition during the period)	175,000,000	171,791,596
- Trading financial investments evaluation	5,084,574	(92,097,416)
- Other financial investments evaluation	15,838,420	2,935,600
- Utilization Of Provisions (except provision for doubtful debts)	(71,330)	(8,498)
- FCY revaluation Differences of Provisions Balances except doubtful debts	816,539	46,523,180
- Gains From Selling Fixed Assets	(39,390)	(312,915)
- Profit From Selling financial Investments	(5,018,746)	(7,783,586)
- Income tax paid	(9,470,888)	(100,000,000)
- FCY revaluation diff.of Long Term Loans	(892,668)	78,563,262
Operating Profits Before Changes in Operating Assets & Liabilities	**433,070,181**	**292,888,076**
Net Decrease (Increase) in Assets		
- Due From Banks	(58,264,323)	(1,230,313,291)
- Treasury Bills	(161,201,759)	(255,736,227)
- Reverse Repos	(390,409,551)	00
- Trading financial Investments	(174,141,444)	(275,305,159)
- Available for sale financial investments	(58,975,021)	385,640,792
- Loans & Overdrafts	(258,992,100)	(1,213,219,718)
- Debit Balances & Other Assets	(130,077,621)	(117,871,170)
Net Increase (Decrease) In Liabilities		
- Due to Banks	1,683,772	(74,402,104)
- Customers Deposits	1,406,080,514	3,113,110,715
- Credit Balances & Other Liabilities	52,872,834	51,427,093
Net Cash Provided from Operating Activities	**661,645,482**	**676,219,007**

Cash flow for the period from Jan .1 ,2004 to Jun. 30,2004

	from Jan.1,2004 to Jun. 30,2004	from Jan.1,2003 to Jun. 30,2003
Cash Flow From Investment Activities		
- Purchases Of subsidiaries & associated companies	(7,240,000)	(10,000,000)
- Prepaid for Fixed Assets , Premises and Fitting- out of Branches	(33,080,800)	(42,477,423)
- Purchases Of Held to maturity financial Investments	(1,799,905)	(155,755,201)
Net Cash (Used in) Investment Activities	**(42,120,705)**	**(208,232,624)**
Cash Flow From Financing Activities		
- Increase (Decrease) in Long - Term Loans	(162,737,746)	7,656,426
- Dividends Paid	(242,446,824)	(238,801,908)
Net Cash (Used in) Financing Activities	**(405,184,570)**	**(231,145,482)**
Net Increase in cash & cash equivalent	214,340,207	236,840,901
- Beginning Balance of cash & cash equivalent	3,077,271,444	2,535,616,467
- **Cash & Cash Equivalent Balance At the End of the period**	**3,291,611,651**	**2,772,457,368**
Cash & Cash Equivalent are Represented as Follows :		
- Cash and Due from Central Bank	2,841,739,726	2,357,821,806
- Due from Banks	3,828,375,910	4,122,191,751
- Treasury Bills	1,647,180,293	1,515,806,579
- Due to Banks	(3,715,694,463)	(4,067,933,438)
- Treasury Bills with maturity More than Three Months	(1,309,989,815)	(1,155,429,330)
Total Cash & Cash Equivalent	**3,291,611,651**	**2,772,457,368**

Commercial International Bank (Egypt) S.A.E
Statement of changes in Shareholders' equity as of Jun. 30,2004

2003	Capital L.E	Legal Reserve L.E	General Reserve L.E	Special Reserve L.E	Reserve for investment revaluation Diff. L.E	Profits of the Year L.E	Total L.E
- Balance at beginning of The Year	650,000,000	308,719,566	453,901,139	162,709,903	-	380,886,150	1,956,216,758
- Transfer to reserves	-	16,280,434	125,803,809	-	-	(142,084,243)	-
- Distributed profits	-	-	-	-	-	(238,801,907)	(238,801,907)
- Capital Increase	650,000,000	(70,295,052)	(579,704,948)	-	-	-	-
- Net Profits of the year	-	-	-	-	-	412,581,083	412,581,083
- Reserve Increase	-	-	-	-	20,618,560	-	20,618,560
Balance at beginning of The Year	**1,300,000,000**	**254,704,948**	**-**	**162,709,903**	**20,618,560**	**412,581,083**	**2,150,614,494**

2004	Capital L.E	Legal Reserve L.E	General Reserve L.E	Special Reserve L.E	Reserve for investment revaluation Diff. L.E	Profits of the period L.E	Total L.E
- Balance at beginning of The period	1,300,000,000	254,704,948	-	162,709,903	20,618,560	412,581,083	2,150,614,494
- Transfer to reserves	-	20,629,054	149,505,205	-	-	(170,134,259)	-
- Distributed profits	-	-	-	-	-	(242,446,824)	(242,446,824)
- Net Profits of the period	-	-	-	-	-	230,734,147	230,734,147
Balance At The End Of The period	**1,300,000,000**	**275,334,002**	**149,505,205**	**162,709,903**	**20,618,560**	**230,734,147**	**2,138,901,817**

The Commercial International Bank (Egypt) S.A.E.
Notes To the Financial Statements
From January 1, 2004 To June 30,2004

(1) Organization and Activities

Commercial International Bank (Egypt) S.A.E was formed as a shareholding company on August 7, 1975 under the Investment Law No. 43 for 1974. The Bank is licensed to carry out all commercial banking activities in Egypt through its Head Office and fifty one branches, in addition to thirty nine units.

(2) Significant Accounting Policies

A) Basis of Preparing Financial Statements

The Financial Statement is prepared in accordance with Egyptian accounting standards, which comply with the international accounting standards. And takes into consideration prevailing local laws and regulations.

B) Transactions in Foreign Currencies

- The Accounting records of the bank are maintained in Egyptian pounds. Transactions in foreign currencies conducted during the period are recorded at the foreign exchange rates prevailing at the time such transactions take place .
  Assets & Liabilities are revalued at the foreign exchange rates prevailing at the end of period , generated gain and losses are recorded in "Foreign Exchange Income" in the income statement.

- Forward contracts are evaluated at the end of the financial period at its fair value on this date using the forward rates for the remaining periods untill maturity dates of these contracts. The revaluation differences are recorded in " Foreign Exchange Income " in the income statement .

- Currency SWAP contracts are recorded on the date of commitment under contingent liabilities accounts . The difference between the two parts of the contract is recorded in other liabilities or other assets as unrealized gain /loss on the date of commitment . The said difference is amortized by crediting / debiting the " Foreign Exchange Income" in the income statement.

- Premium paid for foreign currencies option contracts is recorded in the Financial Statement under " Debit Balances & Other Assets " such premium is settled in the income statement according to the evaluation of these contracts at fair value. The difference between premium received and paid concern the customers hedging option contracts recorded in the Financial Statement under " credit balances & other liabilities " category and settled in " foreign exchange income" on accrual basis.

C) Realization of Income

The bank applies the accrual basis in recording interest received from Loans & Overdrafts, Due from Banks, Treasury Bills , reverse repose and Bonds. Interest on past due Loans & Overdrafts are not recorded on the income statement. Dividends income are recognized when declared .

D) Treasury Bills

Treasury Bills are recorded at face value. The issuance discount is recorded in Other Liabilities and deducted from the Gross Treasury Bills balance on the Financial statement .

E) Repos & (Reverse Repos)Transactions

Repos (Reveres Repos) transactions are recorded on the financial statement whereas its cost (revenue) is recorded on the income statement mate term "interest paid to clients & Banks" ("interest received from treasury Bills & Bonds ")

F) Evaluation of Trading Investments

- Trading investments including portfolios managed by other party are evaluated at the end of the financial period at its fair market value and the evaluation difference is recorded in income statement .

- Trading investments not satisfying the trading investment classification condition are evaluated at their book value. Such value is subject to be reduced in case of a continual decrease based on the comprehensive objective study of the latest financial statements for the company issued the securities. The evaluation difference is recorded in the income statement.

G) **Evaluation of Available for Sale Investments**

Available for Sale Investment are evaluated at the lower of cost (taking in consideration the evaluation of Foreign currency) or fair value for each investment and the differences are recorded in "Other Investments Evaluation Difference" in the income statement. In case of increases in the value, such increase is added to the same category within the limit of amounts previously charged to the income statement for previous financial periods .

H) **Evaluation of Held to Maturity Investments**

Bonds purchased from the primary market are evaluated at cost, representing the nominal value adjusted by the issuing premium/ discount which is amortized using the straight line method. The amortization value is recorded in the interest received from treasury bills and bonds in the income statement .

The same treatment is applied to bonds purchased from the secondary market at a value higher or lower than the nominal value, and the cost is reduced by the gains related to the previous period of the purchasing date .

In case of downfall of the fair value of each bond the book value shall be adjusted and the difference is recorded in "other investments revaluation difference" in the income statement . In case of increase in fair value such increase is added to the same category within the limit of amounts previously charged to the income statement for previous financial periods.

The book value of foreign currency bonds is amended by the difference resulting from the revaluation of the foreign currency at the exchange rate prevailing at the evaluation date. Such differences are recorded in foreign exchange income in the income statement .

I) Investments in Subsidiaries and Associated Companies

These investments are evaluated at cost and in case of downfall of its fair value, the book value of each investment is adjusted by such downfall and charged to "Other investments evaluation difference" in the income statement. In the case of an increase in the fair value. Such increase will be added to the same category in the income statement within the limit of the amounts previously charged .

J) Assets Acquired for settlement of Debits

These Assets are recorded in the Financial Statement under " debit balances & Other Assets " at cost and in the case of a decrease of the fair value of these assets at the Financial Statement date, the difference is charged to the income statement and the increase of the fair value should be credited to the income statement within the limit of amounts charged in previous financial periods .

K) Provision for Doubtful Debts and Contra Accounts

Provision For Doubtful Debts is established on the basis of an appraisal of the identified risk in specific facilities and loans, as well as an assessment of the general risk inherent in any loan portfolio which is not specifically identified.

Provision for Doubtful Debts is decreased by loans written off and is increased by recoveries of loans previously written off. In addition to taking all the necessary legal action required, a continuous follow up is performed for the recovery of all or part of the written-off amounts.

L) Contingent Liability Accounts

Contingent Liability Accounts include transactions in which the Bank is involved as a third party , forward foreign exchange contracts, SWAP transaction , Option. Such transactions do not represent actual bank's assets or liabilities at the Financial Statement date.

M) Cash & Cash Equivalent

In the Statement of Cash Flow, the Cash and Cash Equivalent item includes balances of cash and due from Central Bank, current account balances with Banks and Treasury Bills with maturities of three months.

N) Depreciation and Amortization

Depreciation of Fixed Assets is calculated on the basis of the estimated useful life of each asset using the straight-line method.

Improvement and renovation expenses for the bank's leased premises are amortized over the period of the lease contract or the estimated useful life whichever is lower.

O) Income Tax

Income Tax is calculated in accordance with the prevailing local laws and regulations applicable in this regard.

The Provision for Income Tax Liability is calculated in accordance with detailed studies of tax claims.

(3) Financial Instruments and their risk management

(3/1) Financial Instruments

A) The bank's financial instruments are represented in the financial Assets and Liabilities. The financial assets include cash, due from banks, investments and loans to customers and banks . The financial liabilities include customers' deposits, due to banks and long-term loans. Financial investments also include rights and obligations stated under " contingent liabilities and commitments "

Note No. (2) of the notes to the financial statements includes the accounting policies applied to measure and recognize significant financial instruments and the revenues and expenses related thereto.

B) Financial Instruments Fair Value

Using the valuation basis of the bank's assets and liabilities, as referred to the notes to the Financial Statements, the financial instruments' fair value do not substantially deviate from their book values at the financial statement date. The notes No. (9),(12),(13) are showing the fair value for all investment (except Trading Investment) in the date of financial statement .

C) **Forward Contract**

According to Central Bank of Egypt instruction the bank doesn't execute deferred contracts except to the necessary limit of short term transaction to cover its requirements of Foreign currencies or the bank's customers' requirements to fulfill their obligations resulting from short- term transactions.

(3/2) **Risk Management**

A) **Interest rate risk**

The value of some financial instruments fluctuate due to the fluctuation in interest rates related thereto. The bank follows some procedures to minimize this risk such as:-

- Correlating between the interest rates on borrowing and lending.

- Determining interest rates in consideration with the prevailing discount rates on various currencies.

- Monitoring the maturities of financial assets and liabilities with its related interest rates.

The notes No. (26&27) of the notes to the Financial Statements disclose maturities of the assets and liabilities and the average interest rates applied to assets and liabilities during the period.

B) **Credit risk**

Loans to customers and Banks ,financial Investments (Bonds), due from banks, rights and obligations from others, are financial assets exposed to credit risk which result in these parties' inability to repay in part or in full the loan granted to them at maturity.

The bank adopted the following procedures to minimize the credit risk.

- Preparing credit studies about the customers before dealing with them and determining credit risk rates related thereto .

- Obtaining adequate guarantees to reduce the risks resulting from insolvency of customers.

- Monitoring and preparing periodic studies about customers in order to evaluate their financial and credit positions and estimate the required provisions for non - performing loans.

- Distribution of loans portfolio and due from banks over various sectors to avoid concentration of risk.

Note No. (29) discloses the distribution of loans portfolio over various sectors.

C) **Foreign Currency Risk**

The nature of the bank's activity requires the bank to deal in many foreign currencies which exposes the bank to the risk of fluctuation in exchange rates. To minimize this risk, the bank monitors the balancing of foreign currency positions according to Central Bank of Egypt instructions in that respect. Note No. (30) of the financial statements discloses significant foreign currency positions at the financial statement date.

4- Cash And Due From Central Bank

	Jun. 30, 2004 L.E	Dec. 31, 2003 L.E
- Cash & Cash Items	509,865,978	371,929,838
- Reserve Balance with CBE	2,331,873,748	2,302,362,963
Total Cash & Due From Central Bank	**2,841,739,726**	**2,674,292,801**

5- Due from Banks

	Jun. 30, 2004 L.E	Dec. 31, 2003 L.E
(A) Central Bank		
- Time Deposits	439,914,859	633,928,379
Total Due from central bank	**439,914,859**	**633,928,379**
(B) Local Banks		
- Current Accounts	5,233,576	4,990,327
- Time Deposits	415,069,240	396,425,251
Total Due from Local Banks	**420,302,816**	**401,415,578**
(C) Foreign Banks		
- Current Accounts	107,447,871	119,594,881
- Time Deposits	2,860,710,364	2,627,076,510
Total Due From Foreign Banks	**2,968,158,235**	**2,746,671,391**
Total Due From Banks	**3,828,375,910**	**3,782,015,348**

6- Treasury Bills

	Jun. 30, 2004 L.E	Dec. 31, 2003 L.E
- 91 Days Maturity	340,000,000	280,000,000
- 182 Days Maturity	1,195,000,000	1,166,000,000
- 364 Days Maturity	155,300,000	-
Total Treasury Bills	**1,690,300,000**	**1,446,000,000**
- Issuance Discount	**(43,119,707)**	**(18,818,509)**
Net Treasury Bills	**1,647,180,293**	**1,427,181,491**

7- **Reverse Repos**

	Jun. 30, 2004 L.E	Dec. 31, 2003 L.E
- Maturity within one week	143,016,000	
- Maturity within three months	22,787,260	
- Maturity within six months	178,865,742	
- Maturity within one year	45,740,549	
	390,409,551	-

8- **Trading Financial Investments**

	Jun. 30, 2004 L.E	Dec. 31, 2003 L.E
- Portfolio Managed By other parties	457,086,004	290,361,988
- Bonds	172,945,446	178,259,906
- Shares	15,248,649	7,601,335
Total Trading Financial Investments	**645,280,099**	**476,223,229**

The Financial Trading Investments are represented as follows :-

- Financial Investments Quoted on Stock Exchange	645,280,099	476,223,229
- Financial Investments Un-quoted on Stock Exchange	0	0
	645,280,099	**476,223,229**

9- **Available for sale financial investments**

	Jun. 30, 2004 L.E	Dec. 31, 2003 L.E
(A) Shares		
- Bank's Shares	7,196,157	6,890,735
- Corporate Shares	636,494,656	614,867,372
(B) Bonds		
- Governmental Bonds	322,792,232	330,072,337
- Bank's Bonds	115,184,353	115,184,353
- Corporate Bonds	605,334,312	571,831,566
	1,687,001,710	**1,638,846,363**

Available for sale financial investments are represented as follows :-

- Financila Investments Quoted on Stock Exchange	1,276,181,440	1,316,598,355
- Financial Investments Un-quoted on Stock Exchange	410,820,270	322,248,008
	1,687,001,710	**1,638,846,363**

- The market Value of Available for sale Investments listed on the Capital market is LE 1,313,945,838 as of Jun, 30,2004 compared to LE 1,360,090,790 as of December 31,2003

10- Loans and Overdrafts

	Jun. 30, 2004	Dec. 31, 2003
	L.E	L.E
- Discounted Bills	197,404,081	287,242,050
- Loans & Overdrafts to Customer	12,472,533,940	12,279,166,995
- Loans & Overdraft to Banks	953,138,066	746,428,550
	13,623,076,087	13,312,837,595
- Unearned Bills discount	(3,234,279)	(6,343,819)
- Provision For Doubtful Debts	(820,089,627)	(718,723,704)
- Unearned Interest & commission	(123,574,248)	(82,531,119)
Net Loans & Overdrafts	**12,676,177,933**	**12,505,238,953**

11- Provision For Doubtful Debts

Jun. 30, 2004

	Specific	General	Total
	LE	LE	LE
- Balance at beginning of the period	333,106,251	385,617,453	718,723,704
- Addition during the period	84,000,000	5,000,000	89,000,000
- written off debts recoveries	9,971,964	-	9,971,964
- Foreign currency revaluation diff.	2,448,348	0	2,448,348
	429,526,563	**390,617,453**	**820,144,016**
Usage during the period	(54,389)		(54,389)
Balance at the end of the period	**429,472,174**	**390,617,453**	**820,089,627**

Dec. 31, 2003

	Specific	General	Total
	LE	LE	LE
- Balance at beginning of the year	165,087,738	289,197,873	454,285,611
- Addition during the year	199,677,510	0	199,677,510
- written off debts recoveries	13,392,724	0	13,392,724
- Transferred from general to specific	3,128,362	(3,128,362)	0
- Transferred from provision for income tax	41,618,560	0	41,618,560
- Foreign currency revaluation diff.	42,229,943	107,937,335	150,167,278
	465,134,837	394,006,846	859,141,683
- Usage during the Year	(132,028,586)	0	(132,028,586)
- Transfer to provision for contingent	0	(8,389,393)	(8,389,393)
Balance at the end of the Year	**333,106,251**	**385,617,453**	**718,723,704**

-12 Held to maturity Investments

	Jun. 30, 2004 L.E	Dec. 31, 2003 L.E
- Housing Bonds (maturity Dec.2019)	215,000	215,000
- Treasury Bonds	935,147,845	933,347,940
	935,362,845	933,562,940

The held to maturity Financial Investments are represented as follows :-

- Investments Quoted on Stock Exchange	935,147,845	933,347,940
- Investments Un-quoted on Stock Exchange	215,000	215,000
	935,362,845	**933,562,940**

- The market value of Held to Maturity Financial Investment is LE 943,446,250 as of Jun. 30,2004

13- Financial Investments in subsidiary companies

	Jun. 30, 2004		Dec. 31, 2003	
	LE	%	LE	%
- Commercial International Brokerage co.	10,000,000	%40	10,000,000	%40
- Contact for Cars Trading	24,000,000	%40	20,000,000	%40
- Commercial International life insurance co.	32,000,000	%40	32,000,000	%40
- Fleming C I Assets Management	1,500,000	%30	1,500,000	%30
- Corplease co.	5,400,000	%40	2,160,000	%40
	72,900,000		**65,660,000**	

The Financial Investments in subsidiary companies are represented as follows :-

- Financial Investments Quoted on Stock Exchange	10,000,000	10,000,000
- Financial Investments Un-quoted on Stock Exchar	62,900,000	55,660,000
	72,900,000	65,660,000

- The market value of The Financial investments in subsidiary companies quoted on stock Exchange is LE 10,000,000 as of both Jun.30, 2004 and Dec. 31,2003

14- Capital Commitments (Financial Investments)

The capital commitments for the financial investments reached in date of Financial position L.E 44,477,005 as follow :-

	Gross Investment L.E	Paid L.E	Remaining L.E
- **Available for sale Financial investments**	135,957,488	101,480,483	34,477,005
- **Financial Investments in subsidiaries co.**	34,000,000	24,000,000	10,000,000

15- Debit Balances and Other Assets

	Jun. 30, 2004 L.E	Dec. 31, 2003 L.E
- Accrued Interest receivable	204,374,784	104,492,257
- Prepaid Expenses	15,939,325	12,573,959
- Advances for Purchase of Fixed Assets	85,979,149	83,223,539
- Assets Acquired for Settlement of Debits	119,908,954	120,855,834
- Accounts receivable & Other Assets	124,069,124	97,239,396
Total Debit Balances and Other Assets	**550,271,336**	**418,384,985**

i- Fixed Assets (Net of Accumulated Depreciation)

	Land	Premises	E.D.P	Vehicles	Fitting -Out	Machines & Equipment	Furniture & Furnishing	total
	L.E	L.E	L.E	L.E	L.E	L.E	L.E	L.E
Opening Balance (3)	2,247,073	162,708,373	154,336,833	14,886,683	47,083,795	60,733,711	24,445,319	466,441,787
Additional during the period	-	7,968,822	11,457,824	974,326	3,291,274	5,304,875	1,367,459	30,364,580
Closing Balance (1)	2,247,073	170,677,195	165,794,657	15,861,009	50,375,069	66,038,586	25,812,778	496,806,367
Accu.Depreciation at beginning of the period (4)	-	48,765,007	84,512,136	10,882,589	39,392,485	38,257,980	12,584,727	234,394,924
Current period Depreciation	-	4,145,571	10,926,544	317,569	2,105,510	2,615,695	978,634	21,089,523
Accu.Depreciation at end of the period (2)	-	52,910,578	95,438,680	11,200,158	41,497,995	40,873,675	13,563,361	255,484,447
End of period net asstes(1-2)	2,247,073	117,766,617	70,355,977	4,660,851	8,877,074	25,164,911	12,249,417	241,321,920
Beginning of period net assets (3-4)	2,247,073	113,943,366	69,824,697	4,004,094	7,691,310	22,475,731	11,860,592	232,046,863

17- Due to Banks

		Jun. 30, 2004 L.E	Dec. 31, 2003 L.E
(a)	**Central Bank**		
-	Current Accounts	2,457,601	2,832,636
-	Time Deposits	9,211,072	9,211,072
	Total Due to Central Bank	**11,668,673**	**12,043,708**
(b)	**Local Banks**		
-	Current Accounts	31,555,466	23,241,936
-	Time Deposits	16,696,860	19,062,452
-	Total Due to Local Banks	**48,252,326**	**42,304,388**
(c)	**Foreign Banks**		
-	Current Accounts	105,068,698	108,957,829
-	Time Deposits	0	0
-	Total Due to foreign Banks	**105,068,698**	**108,957,829**
	Total Due to Banks	**164,989,697**	**163,305,925**

18- Customers' Deposits

		Jun. 30, 2004 L.E	Dec. 31, 2003 L.E
-	Demand Deposits	4,979,715,754	4,339,557,816
-	Time & Notice Deposits	7,326,349,353	7,967,313,845
-	Saving & Deposits Certificates	4,073,310,309	3,456,461,428
-	Saving Deposits	4,103,177,919	3,753,395,330
-	Other Deposits	1,338,211,217	897,955,619
	Total Customer Deposits	**21,820,764,552**	**20,414,684,038**

19- Credit Balances and Other Liabilities

	Jun. 30, 2004 L.E	Dec. 31, 2003 L.E
- Accrued Interest Payable	74,559,582	106,739,344
- Accrued Expenses	47,870,369	15,472,209
- Accounts Payable	360,989,818	313,560,350
- Other Liabilities	15,215,684	9,990,716
Total Credit Balances And Other Liabilities	**498,635,453**	**445,762,619**

20- Long Term Loans

	Rate %	Maturity date	Maturing through next year	Balance at Jun. 30, 2004	Balance at Dec. 31, 2003
- Sumitomo bank					153,974,175
- European Investment Bank	-	Dec-2012	0	30,197,796	31,090,464
- Ministry of Agriculture (F.S.D.P)	3.5 - 5.5 depends on maturity date	3-5 years	8,910,542	15,173,656	16,021,323
- Ministry of Agriculture (V.S.P)	3.5 - 5.5 depends on maturity date	3-5 years	1,202,870	945,350	1,142,750
- Ministry of Agriculture (M.S.S.P)	3.5 - 5.5 depends on maturity date	3-5 years	13,130,341	43,062,202	47,741,357
Ministry of Agriculture (P.S.B)	3.5	one year	120,000	120,000	0
- Barclays bank (P.S.F.S)	6.62	ten years from 1996	4,765,000	7,279,500	10,212,000
- Social Fund	3 months T/D or 9% which more	2010	0	10,000,000	10,226,849
Total			**28,128,753**	**106,778,504**	**270,408,918**

21- Other Provisions

Jun. 30, 2004
L.E

	Opening Balance	Addition During the period	FCY Balance Reval. Difference	Usage During the period	Transfer	Closing Balance
- Provision for Income Tax claims	474,262,778	40,000,000	0	(9,470,888)	0	504,791,890
- Provision for Legal Claims	1,883,088	0	12,708	(71,330)	0	1,824,466
- Provision for contingent	68,147,300	31,000,000	330,288	0	0	99,477,588
- Provision for General risk	151,066,860	15,000,000	352,518	0	(12,377,304)	154,042,074
- Provision for Bank Risk insurance	13,316,953	0	121,025	0	12,377,304	25,815,282
Total Other Provisions	**708,676,979**	**86,000,000**	**816,539**	**(9,542,218)**	**0**	**785,951,300**

Dec. 31, 2003
L.E

	Opening Balance	Addition During the Year	FCY Balance Reval. Difference	Usage During the Year	Transfer	Closing Balance
- Provision for Income Tax claims	558,632,242	81,249,096	0	(124,000,000)	(41,618,560)	474,262,778
- Provision for Legal Claims	1,433,328	0	449,760	0	0	1,883,088
- Provision for contingent	27,968,646	22,512,195	9,277,066	0	8,389,393	68,147,300
- Provision for General risk	113,558,729	0	37,508,131	0	0	151,066,860
- Provision for Bank Risk insurance	10,000,000	0	3,316,953	0	0	13,316,953
- Provision for Real Estate Tax	8,498	0	0	(8,498)	0	0
Total Other Provisions	**711,601,443**	**103,761,291**	**50,551,910**	**(124,008,498)**	**(33,229,167)**	**708,676,979**

22- Capital & Reserves

(a) **Authorized Capital**

The Authorized Capital reached LE 1500 Million

(b) **Paid - In Capital**

According to the Board of Directors decision the issued and paid - in capital increased to LE 1300 Million by using of LE 650 Million from General and Legal reserves . The issued and paid in capital distributed over 130million shares with a face value of LE 10 per share .

(c) **Reserves**

According to the bank statues 5% of net profit is to increase legal reserve until legal Reserve reaches 50% of the bank's issued and paid -in capital

Concurrence of Central Bank of Egypt for usage of Special Reserve is required .

23- Contingent Accounts

	Jun. 30, 2004 L.E	Dec. 31, 2003 L.E
- Letters of Guarantee	3,771,690,659	4,022,808,535
- Letters of Credit (import & export)	627,225,393	693,273,659
- Customers Acceptances	450,261,135	457,896,303
- Forward Foreign Exchange contracts	6,880,163	79,099
- Swap Deals	(76,049,441)	1,320,800
Total	4,780,007,909	5,175,378,396

24- Foreign Exchange Profits (losses)

	Jun. 30, 2004 L.E	Jun. 30, 2003 L.E
- profit from dealing with foreign currencies	40,126,730	26,489,958
- Profit (loss) of revaluation of Monitoring assets and Liabilities	(62,386)	(58,320,269)
- profit (loss) forward deals revaluation	7,248,832	1,111,165
- profit revaluation of options	855,960	3,332,807
	48,169,136	**(27,386,339)**

25- Other Financial investments revaluation differences

	Jun. 30, 2004 L.E +(-)	Jun. 30, 2003 L.E +(-)
- Available for sale Financial investments	(15,838,420)	(2,935,600)
- Held to maturity Financial Investments	-	-
- Investments in subsidiary and associated companies	-	-
	(15,838,420)	**(2,935,600)**

26- Assets & Liabilities Maturities

	Maturity Within one year	Maturity Over One Year
Assets		
- Cash and Due from Central Bank	2,841,739,726	-
- Due from Banks	3,828,375,910	-
- Treasury Bills	1,690,300,000	-
- Reverse repos	390,409,551	-
- Trading Investments	645,280,099	-
- Available for sale investments	1,687,001,710	-
- Customers' Loans & Overdrafts	5,857,188,902	6,689,174,871
- Banks' Loans & Overdrafts	323,926,774	629,211,292
- Held to maturity Investments	-	935,362,845
- Investments in subsidiary companies	-	72,900,000
- Debit Balances and Other Assets	550,271,336	-
	17,814,494,008	**8,326,649,008**
Liabilities		
- Due to Banks	164,989,697	-
- Customer Deposits	17,739,540,955	4,081,223,597
- Long Term Loans	28,128,753	78,649,751
- Credit Balances and Other Liabilities	498,635,453	-
	18,431,294,858	**4,159,873,348**

27- Interest Rate

The average interest rates applied for Assets and Liabilities during the period are 5.75 % & 3.12 % Respectively .

28- Corporate Tax Status

- The bank's corporate income tax position has been examined and settled with the Tax Authority from the start up of operations up to the end of year 1984.
- Corporate income tax for the years from 1985 up to 1988 were paid according to the Tax appeal Committee decision and the final settlement is under discussion in the court of law .
- Corporate income Tax for the years from 1989 up to 1993 were examined and paid , and the final settelment is under discussion in the court of law .
- The bank's corporate income tax position has been examined and settled with the Tax Authority from 1994 up to 2000 and the final settlement is under discussion in the court of law .
- Corporate income Tax for the years from 2001 up to 2002 were examined and under discussion with the tax Authority

29- Distribution of Assets, Liabilities and Contingent Accounts

Assets

		Local Currency	Foreign Currency
1-	Due From Banks	418,535,125	3,409,840,785

			%
2-	**Loans & Overdrafts**		
	Agriculture Sector	87,692,997	0.64
	Industrial Sector	6,166,960,726	45.27
	Trading Sector	1,039,035,512	7.63
	Services Sector	4,114,583,400	30.20
	Household Sector	1,030,878,839	7.57
	Other Sectors	1,183,924,613	8.69
	Total Loans & Overdrafts (Including unearned interest)	**13,623,076,087**	**100.00**
	Unearned Discounted Bills	**(3,234,279)**	
	Provision for Doubtful Debts	**(820,089,627)**	**6.02**
	Unearned Interest & Commission	**(123,574,248)**	
	Net Loans & Overdrafts	**12,676,177,933**	

Liabilities

		Local Currency	Foreign Currency
1-	Due to Banks	29,799,488	135,190,209

			%
2-	**Customers' Deposits**		
	Agriculture Sector	11,804,947	0.05
	Industrial Sector	2,212,776,863	10.14
	Trading Sector	691,500,121	3.17
	Services Sector	3,525,876,240	16.16
	Household Sector	13,842,338,155	63.44
	Other Sector	1,536,468,226	7.04
	Total Customers' Deposits	**21,820,764,552**	**100.00**

Contingent Accounts

		Local Currency	Foreign Currency
-	Letters of Guarantee	1,270,045,939	2,501,644,720
-	Letter of Credit (import & export)	26,913,893	600,311,500
-	Customers Acceptances	253,285,967	196,975,168
-	Forward Foreign Exchange Contracts	98,810,174	(91,930,011)
-	Swap Deals	(943,795,588)	867,746,147
		705,260,385	**4,074,747,524**

30- Foreign Currencies Positions

	Jun. 30, 2004 in thousand L.E	Dec. 31, 2003 in thousand L.E
- Egyptian Pound	(14,888)	(5,480)
- US Dollar	5,943	(1,200)
- Sterling pound	10,902	1,630
- Japanese Yen	106	(407)
- Swiss Franc	19	208
- Euro	4,357	6,302

31- Transactions With Related Parties

All Banking transactions with related parties are conducted in accordance with the normal banking practices and regulations applied to all other customers without any discrimination.

Due from Banks	150,363,565
Loans & Overdrafts	94,627,760
Bank's Loans	124,046,160
Investment in subsidiary companies	72,900,000
Due to banks	14,761,391
Customer Deposits	146,652,187
Contingent Accounts	76,677,850

32- Comparative Figures

The Comparative Figures are amended to confirm with the reclassification.

Commercial International Bank (Egypt) S.A.E.
Cash flow for the period from
Jan .1 ,2004 to Jun. 30,2004

	from Jan.1,2004 to Jun. 30,2004	from Jan.1,2003 to Jun. 30,2003
Cash Flow From Operating Activities		
- Net Income before Tax	230,734,147	173,980,051
Adjustments To Reconcile Net Income To Net Cash Provided by operating activities		
- Depreciation	21,089,523	19,296,802
- Provisions (Addition during the period)	175,000,000	171,791,596
- Trading financial investments evaluation	5,084,574	(92,097,416)
- Other financial investments evaluation	15,838,420	2,935,600
- Utilization Of Provisions (except provision for doubtful debts)	(71,330)	(8,498)
- FCY revaluation Differences of Provisions Balances except doubtful debts	816,539	46,523,180
- Gains From Selling Fixed Assets	(39,390)	(312,915)
- Profit From Selling financial Investments	(5,018,746)	(7,783,586)
- Income tax paid	(9,470,888)	(100,000,000)
- FCY revaluation diff.of Long Term Loans	(892,668)	78,563,262
Operating Profits Before Changes in Operating Assets & Liabilities	**433,070,181**	**292,888,076**
Net Decrease (Increase) in Assets		
- Due From Banks	(58,264,323)	(1,230,313,291)
- Treasury Bills	(161,201,759)	(255,736,227)
- Reverse Repos	(390,409,551)	00
- Trading financial Investments	(174,141,444)	(275,305,159)
- Available for sale financial investments	(58,975,021)	385,640,792
- Loans & Overdrafts	(258,992,100)	(1,213,219,718)
- Debit Balances & Other Assets	(130,077,621)	(117,871,170)
Net Increase (Decrease) In Liabilities		
- Due to Banks	1,683,772	(74,402,104)
- Customers Deposits	1,406,080,514	3,113,110,715
- Credit Balances & Other Liabilities	52,872,834	51,427,093
Net Cash Provided from Operating Activities	**661,645,482**	**676,219,007**